KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2020

This management's discussion and analysis ("MD&A"), prepared as of July 29, 2020, relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as at June 30, 2020 and for the three and six months then ended, and is intended to supplement and complement Kinross Gold Corporation’s unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2020 and the notes thereto (the “interim financial statements”). Readers are cautioned that the MD&A contains forward-looking statements about expected future events and financial and operating performance of the Company, and that actual events may vary from management's expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's annual audited consolidated financial statements for 2019 and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The interim financial statements and MD&A are presented in U.S. dollars. The interim financial statements have been prepared in accordance with International Accounting Standards 34 “Interim Financial Reporting”. This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the three and six months ended June 30, 2020, as well as our outlook.
This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis" and in the “Cautionary Statement on Forward-Looking Information” on pages 39 – 40 of this MD&A. In certain instances, references are made to relevant notes in the interim financial statements for additional information.
Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.
1.	DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver.
The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow. Many of these factors have been or may be influenced by the continued economic and business uncertainties caused by the COVID-19 pandemic. Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.
Commodity prices continue to be volatile as economies around the world continue to experience economic challenges along with political changes and uncertainties, including as a result of the impacts of the COVID-19 pandemic. Volatility in the price of gold and silver impacts the Company's revenue, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi, and Canadian dollar, may have an impact on the Company's operating costs and capital expenditures.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2020

Consolidated Financial and Operating Highlights
	Three months ended June 30,				Six months ended June 30,
(in millions, except ounces, per share amounts and per ounce amounts)	2020	2019	Change	% Change(e)	2020	2019	Change	% Change(e)
Operating Highlights
Total gold equivalent ounces(a)
Produced(c)	575,846	653,586	(77,740)	(12%)	1,147,620	1,264,849	(117,229)	(9%)
Sold(c)	588,485	641,149	(52,664)	(8%)	1,145,161	1,244,206	(99,045)	(8%)

Attributable gold equivalent ounces(a)
Produced(c)	571,978	648,251	(76,273)	(12%)	1,139,305	1,254,282	(114,977)	(9%)
Sold(c)	584,477	636,035	(51,558)	(8%)	1,137,219	1,233,684	(96,465)	(8%)

Financial Highlights
Metal sales	$1,007.2	$837.8	$169.4	20%	$1,887.0	$1,624.0	$263.0	16%
Production cost of sales	$428.5	$426.1	$2.4	1%	$849.8	$837.8	$12.0	1%
Depreciation, depletion and amortization	$210.4	$179.9	$30.5	17%	$403.5	$344.0	$59.5	17%
Reversal of impairment charge	$48.3	$-	$48.3	nm	$48.3	$-	$48.3	nm
Operating earnings	$321.1	$144.3	$176.8	123%	$513.7	$259.7	$254.0	98%
Net earnings attributable to common shareholders	$195.7	$71.5	$124.2	174%	$318.4	$136.2	$182.2	134%
Basic earnings per share attributable to common shareholders	$0.16	$0.06	$0.10	167%	$0.25	$0.11	$0.14	127%
Diluted earnings per share attributable to common shareholders	$0.15	$0.06	$0.09	150%	$0.25	$0.11	$0.14	127%
Adjusted net earnings attributable to common shareholders(b)	$194.0	$79.6	$114.4	144%	$321.4	$162.9	$158.5	97%
Adjusted net earnings per share(b)	$0.15	$0.06	$0.09	150%	$0.26	$0.13	$0.13	100%
Net cash flow provided from operating activities	$432.8	$333.0	$99.8	30%	$732.4	$584.6	$147.8	25%
Adjusted operating cash flow(b)	$416.9	$287.7	$129.2	45%	$835.5	$518.5	$317.0	61%
Capital expenditures(d)	$214.3	$275.8	$(61.5)	(22%)	$405.7	$519.7	$(114.0)	(22%)
Average realized gold price per ounce(b)	$1,712	$1,307	$405	31%	$1,648	$1,305	$343	26%
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$728	$665	$63	9%	$742	$673	$69	10%
Attributable(a) production cost of sales per equivalent ounce(c) sold(b)	$725	$663	$62	9%	$739	$672	$67	10%
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$707	$650	$57	9%	$722	$659	$63	10%
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$971	$918	$53	6%	$976	$917	$59	6%
Attributable(a) all-in sustaining cost per equivalent ounce(c) sold(b)	$984	$925	$59	6%	$988	$925	$63	7%
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$1,208	$1,242	$(34)	(3%)	$1,226	$1,240	$(14)	(1%)
Attributable(a) all-in cost per equivalent ounce(c) sold(b)	$1,217	$1,243	$(26)	(2%)	$1,233	$1,242	$(9)	(1%)

(a)	“Total” includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(b)	The definition and reconciliation of these non-GAAP financial measures is included in Section 11.
(c)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2020 was 104.49:1 (second quarter of 2019 - 87.98:1). The ratio for the first six months of 2020 was 98.85:1 (first six months of 2019 - 85.78:1).

(d)
“Capital expenditures” is as reported as “Additions to property, plant and equipment” on the interim condensed consolidated statement of cash flows and excludes “Interest paid capitalized to property, plant and equipment”.

(e)	"nm" means not meaningful.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2020

Consolidated Financial Performance
Second quarter 2020 vs. Second quarter 2019
Kinross’ attributable production decreased by 12% compared to the second quarter of 2019, primarily due to lower production at Paracatu due to a decrease in mill grade and lower recoveries, at Round Mountain due to lower grades of material mined, and at Chirano due to lower mill throughput, lower grades and lower recoveries. These decreases were partially offset by higher production at Bald Mountain due to the increase in ounces recovered from the heap leach pads and at Kupol due to higher mill grades.
Metal sales increased by 20% compared to the second quarter of 2019 due to an increase in the average metals price realized, partially offset by a decrease in ounces sold. The average realized gold price increased to $1,712 per ounce in the second quarter of 2020 from $1,307 per ounce in the same period in 2019. Total gold equivalent ounces sold decreased to 588,485 ounces in the second quarter of 2020 compared to 641,149 ounces in the second quarter of 2019, primarily due to the decrease in production as described above, partially offset by timing of sales.
Production cost of sales increased slightly compared to the second quarter of 2019. Lower costs at Paracatu and Round Mountain, primarily due to a decrease in gold equivalent ounces sold, were offset by higher costs at Bald Mountain due to an increase in gold equivalent ounces sold and at Fort Knox, primarily due to an increase in maintenance costs.
Attributable production cost of sales per equivalent ounce sold and per ounce sold on a by-product basis both increased by 9% in the second quarter of 2020 compared to the same period in 2019 primarily due to the decrease in ounces sold, as noted above.
In the second quarter of 2020, depreciation, depletion and amortization increased by 17% compared to the same period in 2019, mainly due to increases in depreciable asset bases at Tasiast and Bald Mountain, partially offset by a decrease in ounces sold and an increase in mineral reserves at Chirano.
At June 30, 2020, the Company recorded an impairment reversal of $48.3 million entirely related to property, plant and equipment at Lobo-Marte, due to the increase in mineral reserves at Lobo-Marte.  No impairment charges or reversals were recorded in the second quarter of 2019.
Operating earnings increased to $321.1 million in the second quarter of 2020 from $144.3 million in the same period in 2019. This increase was primarily due to an increase in margins (metal sales less production cost of sales) and the above-noted impairment reversal, partially offset by an increase in depreciation, depletion and amortization.
In the second quarter of 2020, the Company recorded an income tax expense of $102.5 million, compared to $46.5 million in the second quarter of 2019. The $102.5 million tax expense recognized in the second quarter of 2020 included $27.6 million of deferred tax expense, compared to a deferred tax recovery of $5.6 million in the second quarter of 2019, resulting from the net foreign currency translation of tax deductions related to the Company’s operations in Brazil and Russia. This increase was partially offset by an additional net tax benefit of $5.0 million from the March 27, 2020 enactment of the U.S. CARES Act. In addition, income tax expense increased in the second quarter of 2020 compared to the second quarter of 2019, due to differences in the level of income in the Company’s operating jurisdictions. Kinross' combined federal and provincial statutory tax rate for the second quarters of both 2020 and 2019 was 26.5%.
Net earnings attributable to common shareholders in the second quarter of 2020 was $195.7 million, or $0.16 per share, compared to $71.5 million, or $0.06 per share, in the same period in 2019. The increase was primarily as a result of the increase in operating earnings as described above, partially offset by the increase in income tax expense in the second quarter of 2020.
Adjusted net earnings attributable to common shareholders in the second quarter of 2020 was $194.0 million, or $0.15 per share, compared to adjusted net earnings attributable to common shareholders of $79.6 million, or $0.06 per share, for the same period in 2019. The increase in adjusted net earnings was primarily due to the increase in margins described above.
Net cash flow provided from operating activities increased to $432.8 million in the second quarter of 2020 from $333.0 million in the second quarter of 2019, primarily due to the increase in margins, partially offset by higher income taxes paid.
In the second quarter of 2020, adjusted operating cash flow increased to $416.9 million from $287.7 million in the same period of 2019, primarily due to the increase in margins.
Capital expenditures decreased to $214.3 million compared to $275.8 million in the second quarter of 2019, primarily due to a decrease in spending on development projects at Tasiast, Bald Mountain and Round Mountain.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2020

In the second quarter of 2020, attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis both increased by 6%, compared to the same period in 2019 primarily due to the decrease in gold ounces sold. In the second quarter of 2020, attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis decreased by 3% and 2% respectively.
First six months of 2020 vs. First six months of 2019
Kinross’ attributable production in the first six months of 2020 decreased by 9% compared to the same period in 2019. Lower production at Paracatu and Chirano due to decreases in mill throughput, grades and recoveries and at Round Mountain due to lower mill grade and was partially offset by higher production at Fort Knox due to an increase in ore recovered from the heap leach pad.
Metal sales increased by 16% in the first six months of 2020, compared to the same period in 2019, due to an increase in the average metals price realized, partially offset by fewer ounces sold. The average realized gold price increased to $1,648 per ounce in the first six months of 2020 from $1,305 per ounce in the same period in 2019. Total gold equivalent ounces sold in the first six months of 2020 decreased to 1,145,161 ounces from 1,244,206 ounces in the same period in 2019, primarily due to the decrease in production as described above.
Production cost of sales increased slightly in the first six months of 2020, compared to the same period in 2019, primarily due to increases in gold equivalent ounces sold at Fort Knox and Bald Mountain. These increases were partially offset by decreases in production costs of sales at Paracatu as a result of decreases in gold equivalent ounces sold and at Tasiast as a result of decreases in operating waste mined and lower fuel, contractor and site overhead costs.
Attributable production cost of sales per equivalent ounce sold and per ounce sold on a by-product basis both increased by 10% in the first six months of 2020, compared to the same period in 2019, primarily due to the decrease in ounces sold, as noted above.
In the first six months of 2020, depreciation, depletion and amortization increased by 17%, compared to the same period in 2019, mainly due to increases in depreciable asset bases at Tasiast and Bald Mountain and increases in gold equivalent ounces sold at Bald Mountain and Fort Knox. These increases were partially offset by a decrease at Chirano as a result of the decrease in gold equivalent ounces sold and an increase in mineral reserves at the end of 2019.
At June 30, 2020, the Company recorded an impairment reversal of $48.3 million entirely related to property, plant and equipment at Lobo-Marte, due to the increase in mineral reserves at Lobo-Marte.  No impairment charges or reversals were recorded in the second quarter of 2019.
In the first six months of 2020, operating earnings were $513.7 million compared to $259.7 million in the same period in 2019. The increase was primarily due to the increase in margins and the above-noted impairment reversal, partially offset by the increase in depreciation, depletion and amortization.
In the first six months of 2020, the Company recorded income tax expense of $147.5 million compared to $74.6 million in the same period in 2019. The $147.5 million income tax expense recognized in the first six months of 2020 included $53.9 million of deferred tax expense, compared to a deferred tax recovery of $6.8 million in the first six months of 2019, resulting from the net foreign currency translation of tax deductions related to the Company’s operations in Brazil and Russia. This increase was partially offset by an estimated net tax benefit of $25.4 million from the March 27, 2020 enactment of the U.S. CARES Act. Kinross' combined federal and provincial statutory tax rate for the first six months of both 2020 and 2019 was 26.5%.
Net earnings attributable to common shareholders in the first six months of 2020 were $318.4 million, or $0.25 per share, compared to $136.2 million, or $0.11 per share, in the first six months of 2019. The increase is primarily a result of the increase in operating earnings as described above, partially offset by the increase in income tax expense in the first six months of 2020.
Adjusted net earnings attributable to common shareholders were $321.4 million, or $0.26 per share, for the first six months of 2020 compared to $162.9 million, or $0.13 per share, for the same period in 2019. The increase in adjusted net earnings was primarily due to the increase in margins described above.
In the first six months of 2020, net cash flow provided from operating activities increased to $732.4 million from $584.6 million during the same period in 2019, mainly due to an increase in margins, partially offset by an increase in income taxes paid and unfavourable working capital changes.
Adjusted operating cash flow in the first six months of 2020 increased to $835.5 million from $518.5 million in the same period in 2019, primarily due to the increase in margins.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2020

Capital expenditures decreased to $405.7 million compared with $519.7 million in the first six months of 2019, primarily due to a decrease in spending on development projects at Bald Mountain, Round Mountain and Tasiast.
Attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis in the first six months of 2020 increased by 6% and 7% respectively compared to the same period in 2019. Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis both decreased slightly, compared to the first six months in 2019.
2.	IMPACT OF KEY ECONOMIC TRENDS AND THE COVID-19 PANDEMIC

Kinross’ 2019 annual MD&A contains a discussion of key economic trends that affect the Company and its financial statements. Please refer to the MD&A for the year ended December 31, 2019, which is available on the Company's website www.kinross.com and on www.sedar.com or is available upon request from the Company. Included in this MD&A is an update reflecting significant changes since the preparation of the 2019 annual MD&A.
COVID-19 Pandemic
In anticipation of and response to the global COVID-19 pandemic, Kinross’ protocols and contingency plans, which the Company began implementing in late January 2020, have mitigated impacts of the pandemic to its global portfolio. All of Kinross’ mines continued production during the first six months of 2020, as the Company’s ongoing response to COVID-19 safeguarded the health and safety of employees and host communities and mitigated material operational impacts to the portfolio. However, COVID-19 did partially affect overall performance and productivity rates, mainly as a result of global travel constraints and the implementation of rigorous safety protocols and measures at all mines and projects.
Price of Gold
The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold. During the second quarter of 2020, the average price of gold was $1,711 per ounce, with gold trading between $1,577 and $1,772 per ounce based on the London PM Fix gold price. This compares to an average of $1,309 per ounce during the second quarter of 2019, with a low of $1,270 and a high of $1,431 per ounce. During the second quarter of 2020, Kinross realized an average price of $1,712 per ounce compared to $1,307 per ounce for the same period in 2019.
For the first six months of 2020, the price of gold averaged $1,645 per ounce compared to $1,307 in the same period of 2019. In the first six months of 2020, Kinross realized an average price of $1,648 per ounce compared to an average price realized of $1,305 per ounce in the first six months of 2019.
During the second quarter of 2020, gold prices benefitted from a shift in expectations towards potential stimulus from the United States Federal Reserve and other central banks against a backdrop of ongoing trade and geopolitical risks and softer growth.
Cost Sensitivity
The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, capital expenditures and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations.
The cost of fuel as a percentage of operating costs varies amongst the Company’s mines, and overall, operations have experienced fuel price increases in the second quarter of 2020, as global fuel demand increased due to the gradual reopening of the economies of various countries that were previously closed to prevent the spread of COVID-19. Kinross manages its exposure to energy costs by entering, from time to time, into various hedge positions – refer to Section 6 - Liquidity and Capital Resources for details.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2020

Currency Fluctuations
At the Company’s non-U.S. mining operations and exploration activities, which are primarily located in Brazil, Chile, the Russian Federation, Ghana, Mauritania, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen. During the three and six months ended June 30, 2020, the U.S. dollar, on average, was stronger relative to the Brazilian real, Chilean peso, Ghanaian cedi, Mauritanian ouguiya, Russian rouble and Canadian dollar compared to the same periods in 2019.
As at June 30, 2020, the U.S. dollar was stronger compared to the December 31, 2019 spot exchange rates of the Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and Canadian dollar. In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures – refer to Section 6 - Liquidity and Capital Resources for details.
3.	OUTLOOK
The following section of this MD&A represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on pages 39 – 40 of this MD&A.
Unless otherwise stated "attributable" production includes only Kinross' share of Chirano production (90%). Production cost of sales per attributable gold equivalent ounce is defined as production cost of sales as per the interim financial statements divided by the number of gold equivalent ounces sold, reduced for Chirano (10%) sales attributable to third parties.
Operational Outlook
On April 1, 2020, the Company made the prudent decision to withdraw its full-year guidance. Although the COVID-19 pandemic has not materially impacted Kinross’ overall business performance during the first six months of 2020, the pandemic continues to present the potential for further business disruptions.
To date, Kinross’ ongoing and comprehensive response to the pandemic has enabled the Company to safeguard employees and local communities, help prevent the spread of COVID-19, and mitigate operational risk. The Company continues to target the safe delivery of its operating plans and remains on track to meet its original 2020 guidance for production, cost of sales per ounce sold, all-in sustaining cost per ounce sold and capital expenditures.
Favourable fuel prices and foreign exchange rates are expected to provide offsets to some of the incremental costs resulting from Kinross’ contingency measures.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2020

4.	PROJECT UPDATES AND NEW DEVELOPMENTS
Tasiast 24k project
The Tasiast 24k project continues to advance and remains on schedule to increase throughput capacity to 21,000 tonnes per day (“t/d”) by the end of 2021, and then to 24,000 t/d by mid-2023. During the second quarter of 2020, COVID-19 impacts affected progress on power plant construction, while civil works in the processing plant, including the gravity circuit, thickener and screens, progressed well. The project team continues to explore measures to mitigate potential impacts of prolonged constraints on the global movement of people and supplies, which could affect the project schedule. However, by late June, the Company reinstated more regular rotations of expatriate staff in Mauritania, which has improved the situation.
The Company drew down $200 million from the $300 million Tasiast project financing facility on April 9, 2020. The financing, which was signed on December 16, 2019, is an asset recourse loan with the International Finance Corporation (“IFC”) (a member of the World Bank Group), Export Development Canada (“EDC”), ING Bank and Société Générale.
Fort Knox Gilmore
The Fort Knox Gilmore project continues to progress well and is on schedule and on budget, with the new Barnes Creek heap leach expected to be completed in the fourth quarter of 2020. Stripping is advancing well and the project is now approximately 80% complete.
Acquisition of Chulbatkan development project
On July 31, 2019, the Company announced an agreement to acquire the Chulbatkan development project located in Khabarovsk Krai, Far East Russia, from N-Mining Limited (“N-Mining”), for total fixed consideration of $283.0 million. In addition, N-Mining will be entitled to receive an economic participation equivalent to a 1.5% Net Smelter Return (“NSR”) royalty on future production from the deposit area, as well as $50 per ounce of future proven and probable reserves beyond the first 3.25 million of declared proven and probable ounces. Kinross will retain the right to buy-back 1/3 of the 1.5% NSR royalty for $10.0 million, subject to certain gold price related adjustments, at any time within 24 months of closing.
On January 16, 2020, the Company closed the acquisition of the Chulbatkan development project. In accordance with an amended acquisition agreement, the first installment of $141.5 million, representing 50% of the $283.0 million fixed purchase, plus ordinary course net working capital adjustments of $3.1 million, were paid in cash. The amendment also requires that no less than 60%, and at the Company’s sole discretion up to 100%, of the final installment of $141.5 million, due on the first anniversary of closing, be settled in Kinross shares.
The Chulbatkan 2020 drill program is ramping back up after COVID-19-related challenges reduced drilling rates in the second quarter of 2020 and remains on track to be completed by year-end. As of the end of the second quarter, approximately 35,500 metres of infill, step-out and metallurgical drilling was completed, with drilling confirming the well disseminated nature of the orebody, including large lower grade intercepts. In the third quarter, the drilling program will focus on further defining the high-grade zone of the known resource through additional tight-spaced drilling. The project currently has a large, near-surface estimated mineral resource, with highly continuous mineralization that is open along strike and at depth.
La Coipa Restart and Lobo-Marte
At the La Coipa Restart project, work is ramping up after limitations on people movement challenged the project in the first quarter of 2020. Mining crews are being mobilized and fleet rebuilds are commencing in preparation for pre-stripping, which is expected to start in early 2021, with first production expected in mid-2022. The project team continues to study opportunities to optimize the mine plan and potentially extend mine life.
On July 15, 2020, Kinross announced results for the Lobo-Marte pre-feasibility study (“PFS”). The project added a significant 6.4 million gold ounces to Kinross’ 2019 year-end probable mineral reserve estimates and increased the Company’s reserve life index (estimated 2019 proven and probable gold reserves divided by 2019 gold production) by approximately 2.5 years. The PFS estimate includes total life of mine production of approximately 4.5 million gold ounces during a 15-year mine life, and pending a positive development decision, is expected to commence production after the conclusion of mining at the La Coipa project.
The long-term Lobo-Marte project provides Kinross with an excellent, organic development option and is expected to realize significant upside value and increase margins at higher gold prices without having to increase stripping or current cost estimates as the pit design would remain based on a $1,200 per ounce gold price.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2020

The Company plans to commence a feasibility study later this year, with scheduled completion in the fourth quarter of 2021, and will continue to prioritize balance sheet strength and disciplined capital allocation as it moves forward with the project.
Agreement in principle with Government of Mauritania
On June 15, 2020, Kinross reached an agreement in principle with the Government of Mauritania to resolve outstanding matters between the parties. The terms are subject to finalizing definitive agreements and provide Kinross with a 30-year exploitation license for Tasiast Sud, with expedited permitting and the possibility of early mining. The terms also provide for the reinstatement of a tax exemption on fuel duties and repayment by the Government of Mauritania to Kinross of outstanding VAT refunds. Kinross also volunteered to update the royalty structure for Tasiast so it is tied to the gold price, is in line with Mauritania’s current mining conventions and codes, and further aligns interests by ensuring the country receives an appropriate share of economic benefits from the Tasiast mine.
Other Developments
Board of Directors update
Mr. Glenn Ives was appointed to Kinross’ Board of Directors in May 2020.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2020

5.	CONSOLIDATED RESULTS OF OPERATIONS

Operating Highlights
	Three months ended June 30,				Six months ended June 30,
(in millions, except ounces and per ounce amounts)	2020	2019	Change	% Change(d)	2020	2019	Change	% Change(d)
Operating Statistics
Total gold equivalent ounces(a)
Produced(b)	575,846	653,586	(77,740)	(12%)	1,147,620	1,264,849	(117,229)	(9%)
Sold(b)	588,485	641,149	(52,664)	(8%)	1,145,161	1,244,206	(99,045)	(8%)

Attributable gold equivalent ounces(a)
Produced(b)	571,978	648,251	(76,273)	(12%)	1,139,305	1,254,282	(114,977)	(9%)
Sold(b)	584,477	636,035	(51,558)	(8%)	1,137,219	1,233,684	(96,465)	(8%)

Gold ounces - sold	578,300	629,206	(50,906)	(8%)	1,124,267	1,219,031	(94,764)	(8%)
Silver ounces - sold (000's)	1,064	1,051	13	1%	2,067	2,159	(92)	(4%)
Average realized gold price per ounce(c)	$1,712	$1,307	$405	31%	$1,648	$1,305	$343	26%

Financial data
Metal sales	$1,007.2	$837.8	$169.4	20%	$1,887.0	$1,624.0	$263.0	16%
Production cost of sales	$428.5	$426.1	$2.4	1%	$849.8	$837.8	$12.0	1%
Depreciation, depletion and amortization	$210.4	$179.9	$30.5	17%	$403.5	$344.0	$59.5	17%
Reversal of impairment charge	$48.3	$-	$48.3	nm	$48.3	$-	$48.3	nm
Operating earnings	$321.1	$144.3	$176.8	123%	$513.7	$259.7	$254.0	98%
Net earnings attributable to common shareholders	$195.7	$71.5	$124.2	174%	$318.4	$136.2	$182.2	134%

(a)	"Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(b)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2020 was 104.49:1 (second quarter of 2019 - 87.98:1). The ratio for the first six months of 2020 was 98.85:1 (first six months of 2019 - 85.78:1).

(c)	"Average realized gold price per ounce" is a non-GAAP financial measure and is defined in Section 11.
(d)	"nm" means not meaningful
Operating Earnings (Loss) by Segment
	Three months ended June 30,				Six months ended June 30,
(in millions)	2020	2019	Change	% Change(d)	2020	2019	Change	% Change

Operating segments
Fort Knox	$4.9	$(6.4)	$11.3	177%	$(2.5)	$(20.4)	$17.9	88%
Round Mountain	59.0	44.1	14.9	34%	125.7	89.1	36.6	41%
Bald Mountain	10.2	(3.2)	13.4	nm	11.6	5.4	6.2	115%
Paracatu	105.8	88.0	17.8	20%	171.6	146.9	24.7	17%
Kupol(a)	97.0	57.1	39.9	70%	176.1	117.9	58.2	49%
Tasiast	38.3	22.1	16.2	73%	86.5	45.3	41.2	91%
Chirano	5.2	(4.7)	9.9	nm	1.1	(4.7)	5.8	123%
Non-operating segment
Corporate and other(b)(c)	0.7	(52.7)	53.4	10%	(56.4)	(119.8)	63.4	53%
Total	$321.1	$144.3	$176.8	123%	$513.7	$259.7	$254.0	98%

(a)	The Kupol segment includes the Kupol and Dvoinoye mines.
(b)
"Corporate and other" includes operating costs which are not directly related to individual mining properties such as overhead expenses, gains and losses on disposal of assets and investments, and other costs relating to corporate, shutdown, and other non-operating assets (including Chulbatkan, Kettle River-Buckhorn, La Coipa, Lobo-Marte and Maricunga).

(c)
The Company suspended mining and crushing activities at Maricunga in the third quarter of 2016, however there was continued production through 2019 as ounces continued to be recovered from heap leach pads until the fourth quarter of 2019 when all processing activities transitioned to care and maintenance. As such the Maricunga segment was reclassified as non-operating within the Corporate and other segment in 2020.

(d)	"nm" means not meaningful.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2020

Mining Operations
Fort Knox (100% ownership and operator) – USA
	Three months ended June 30,				Six months ended June 30,
	2020	2019	Change	% Change(c)	2020	2019	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	6,116	4,829	1,287	27%	12,910	10,625	2,285	22%
Tonnes processed (000's)(a)	6,831	5,251	1,580	30%	14,385	11,102	3,283	30%
Grade (grams/tonne)(b)	0.73	0.59	0.14	24%	0.67	0.65	0.02	3%
Recovery(b)	82.9%	81.1%	1.8%	2%	81.7%	82.3%	(0.6%)	(1%)
Gold equivalent ounces:
Produced	56,031	55,440	591	1%	107,697	93,053	14,644	16%
Sold	56,465	55,740	725	1%	107,233	93,677	13,556	14%

Financial Data (in millions)
Metal sales	$97.0	$72.7	$24.3	33%	$177.3	$122.2	$55.1	45%
Production cost of sales	66.1	50.7	15.4	30%	130.7	89.5	41.2	46%
Depreciation, depletion and amortization	23.3	22.6	0.7	3%	46.1	40.6	5.5	14%
	7.6	(0.6)	8.2	nm	0.5	(7.9)	8.4	106%
Other operating expense	0.8	4.9	(4.1)	(84%)	1.1	11.4	(10.3)	(90%)
Exploration and business development	1.9	0.9	1.0	111%	1.9	1.1	0.8	73%
Segment operating earnings (loss)	$4.9	$(6.4)	$11.3	177%	$(2.5)	$(20.4)	$17.9	88%

(a)
Includes 4,783,000 and 10,477,000 tonnes placed on the heap leach pad during the second quarter and first six months of 2020, respectively (second quarter and first six months of 2019 - 3,440,000 and 7,735,000 tonnes, respectively).

(b)
Amount represents mill grade and recovery only. Ore placed on the heap leach pad had an average grade of 0.23 grams per tonne during both the second quarter and first six months of 2020 (second quarter and first six months of 2019 - 0.20 and 0.21 grams per tonne, respectively). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(c)	"nm" means not meaningful.
Second quarter 2020 vs. Second quarter 2019
Tonnes of ore mined increased by 27% in the second quarter of 2020 largely due to planned mine sequencing and completion of capital development activity related to Phase 8 East at the end of 2019. During the second quarter of 2020, mining activities were primarily focused on mining a higher proportion of ore from Phase 8 East and capital development activity related to Phase 9. Tonnes of ore processed increased by 30%, compared to the second quarter of 2019, primarily due to the increase in tonnes of ore mined and placed on the heap leach pad.  Mill grades increased by 24% during the second quarter of 2020 due to mine sequencing.  Gold equivalent ounces produced and sold were comparable to the second quarter of 2019. Gold equivalent ounces sold exceeded production due to timing of sales.
During the second quarter of 2020, metal sales increased by 33%, compared to the same period in 2019, mainly due to the increase in average metal prices realized. Production cost of sales increased by 30% compared to the second quarter of 2019, primarily due to a higher percentage of operating waste mined, higher maintenance costs, partially offset by lower diesel costs.  Other operating expense in the second quarter of 2020 decreased by 84% compared to the same period in 2019 due to lower costs relating to the pit wall slide as mining activities ramp up in Phase 8 East.
First six months of 2020 vs. First six months of 2019
In the first six months of 2020, tonnes of ore mined increased by 22%, compared to the same period in 2019, largely due to planned mine sequencing and completion of capital development activity related to Phase 8 East at the end of 2019. Tonnes of ore processed increased by 30%, compared to the same period in 2019, primarily due to the increase in tonnes of ore mined and placed on the heap leach pad and higher mill throughput. Mill grades increased by 3% due to mine sequencing. Gold equivalent ounces produced and sold in the first six months of 2020 increased by 16% and 14%, respectively, compared to the same period in 2019, due to the increase in tonnes of ore processed and increase in ounces recovered from the heap leach pad.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2020

Metal sales increased by 45% in the first six months of 2020, compared to the same period in 2019, due to the increase in gold equivalent ounces sold and the increase in average metal prices realized. Production cost of sales increased by 46% in the first six months of 2020 due to the increase in gold equivalent ounces sold, higher operating waste mined, and higher maintenance costs, partially offset by lower diesel costs.
Depreciation, depletion, and amortization increased by 14% in the first six months of 2020, compared to the same period in 2019, primarily due to the increase in gold equivalent ounces sold. Other operating expense in the first six months of 2020 decreased by 90% compared to the same period in 2019 due to lower costs relating to the pit wall slide as mining activities ramp up in Phase 8 East.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2020

Round Mountain (100% ownership and operator) – USA
	Three months ended June 30,				Six months ended June 30,
	2020	2019	Change	% Change(c)	2020	2019	Change	% Change(c)
Operating Statistics
Tonnes ore mined (000's)	4,431	4,074	357	9%	8,131	7,978	153	2%
Tonnes processed (000's)(a)	5,268	4,819	449	9%	9,816	9,221	595	6%
Grade (grams/tonne)(b)	0.80	1.17	(0.37)	(32%)	0.81	1.24	(0.43)	(35%)
Recovery(b)	84.0%	86.1%	(2.1%)	(2%)	83.6%	86.2%	(2.6%)	(3%)
Gold equivalent ounces:
Produced	74,351	90,833	(16,482)	(18%)	158,816	175,968	(17,152)	(10%)
Sold	71,087	87,106	(16,019)	(18%)	156,802	170,720	(13,918)	(8%)

Financial Data (in millions)
Metal sales	$121.9	$113.7	$8.2	7%	$257.6	$222.6	$35.0	16%
Production cost of sales	51.6	57.8	(6.2)	(11%)	107.7	113.8	(6.1)	(5%)
Depreciation, depletion and amortization	10.2	10.2	-	0%	22.8	18.1	4.7	26%
	60.1	45.7	14.4	32%	127.1	90.7	36.4	40%
Other operating expense	0.6	-	0.6	nm	0.6	-	0.6	nm
Exploration and business development	0.5	1.6	(1.1)	(69%)	0.8	1.6	(0.8)	(50%)
Segment operating earnings	$59.0	$44.1	$14.9	34%	$125.7	$89.1	$36.6	41%

(a)
Includes 4,357,000 and 7,951,000 tonnes placed on the heap leach pads during the second quarter and first six months of 2020 (second quarter and first six months of 2019 – 3,910,000 and 7,467,000 tonnes, respectively).

(b)
Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.36 and 0.39 grams per tonne during the second quarter and first six months of 2020, respectively (second quarter and first six months of 2019 - 0.33 and 0.35 grams per tonne, respectively). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(c)	"nm" means not meaningful.
Second quarter 2020 vs. Second quarter 2019
In the second quarter of 2020, tonnes of ore mined increased by 9%, compared to the same period in 2019, due to planned mine sequencing. Tonnes of ore processed increased by 9%, compared to the second quarter of 2019, due to the increase in tonnes of ore mined and placed on the heap leach pads. Mill grades decreased by 32% compared to the second quarter of 2019, due to mine sequencing.  Gold equivalent ounces produced and sold decreased by 18% compared to the same period in 2019 due lower mill grade and lower ounces recovered from the heap leach pads.
Metal sales increased by 7% in the second quarter of 2020 compared to the same period in 2019, due to the increase in average metal prices realized, partially offset by lower gold equivalent ounces sold. Production cost of sales decreased by 11% compared to the second quarter of 2019 due to lower gold equivalent ounces sold and lower operating waste mined partially offset by an increase in royalties due to higher average metal prices. Depreciation, depletion and amortization was consistent in the second quarter of 2020 compared to the same period in 2019, due to a decrease in gold equivalent ounces sold, which was offset by an  increase in depreciable asset base.
First six months of 2020 vs. First six months of 2019
In the first six months of 2020, tonnes of ore mined increased by 2%, compared to the same period in 2019, due to planned mine sequencing. Tonnes of ore processed increased by 6%, compared to the first six months of 2019, due to an increase in tonnes placed on the heap leach pads and an increase in mill throughput. Mill grades decreased by 35% compared to the first six months of 2019, due to mine sequencing.  In the first six months of 2020, gold equivalent ounces produced and sold decreased by 10% and 8%, respectively, compared to the same period in 2019, primarily due to lower mill grade.
Metal sales increased by 16% in the first six months of 2020 compared to same period in 2019 due to the increase in average metal prices realized, partially offset by lower gold equivalent ounces sold. Production cost of sales decreased by 5% in the first six months of 2020 compared to same period 2019, largely due to lower gold equivalent ounces sold and lower operating waste mined, partially offset by increase in royalties due to higher average metal prices. Depreciation, depletion and amortization increased by 26% mainly due to an increase in the depreciable asset base.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2020

Bald Mountain (100% ownership and operator) – USA
	Three months ended June 30,				Six months ended June 30,
	2020	2019	Change	% Change(b)	2020	2019	Change	% Change
Operating Statistics(a)
Tonnes ore mined (000's)	4,051	3,725	326	9%	7,305	6,384	921	14%
Tonnes processed (000's)	4,051	4,138	(87)	(2%)	7,305	6,974	331	5%
Grade (grams/tonne)	0.53	0.36	0.17	47%	0.54	0.41	0.13	32%
Gold equivalent ounces:
Produced	48,368	40,564	7,804	19%	90,456	87,819	2,637	3%
Sold	49,594	31,547	18,047	57%	91,970	74,777	17,193	23%

Financial Data (in millions)
Metal sales	$84.7	$41.2	$43.5	106%	$151.6	$97.6	$54.0	55%
Production cost of sales	42.7	27.0	15.7	58%	78.4	56.2	22.2	40%
Depreciation, depletion and amortization	30.2	12.2	18.0	148%	56.9	28.4	28.5	100%
	11.8	2.0	9.8	nm	16.3	13.0	3.3	25%
Other operating expense	0.8	1.0	(0.2)	(20%)	3.4	1.8	1.6	89%
Exploration and business development	0.8	4.2	(3.4)	(81%)	1.3	5.8	(4.5)	(78%)
Segment operating earnings (loss)	$10.2	$(3.2)	$13.4	nm	$11.6	$5.4	$6.2	115%

(a)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(b)	"nm" means not meaningful.
Second quarter 2020 vs. Second quarter 2019
In the second quarter of 2020, tonnes of ore mined increased by 9% compared to the second quarter of 2019, as mining activities were focused on both the South and North Areas, with increased mining activities in the South Area pits. Grades increased by 47% in the second quarter of 2020 compared to the same period in 2019 due to mine sequencing. Gold equivalent ounces produced and sold increased by 19% and 57%, respectively, compared to the second quarter of 2019, largely due to the timing of ounces recovered from the heap leach pads and increase in grades. Gold equivalent ounces sold in the second quarter of 2020 were higher than production due to timing of sales.
In the second quarter of 2020, metal sales increased by 106% compared to the same period in 2019, due to the increases in average metal prices realized and gold equivalent ounces sold. Production cost of sales increased by 58% compared to the second quarter of 2019, primarily due to the increase in gold equivalent ounces sold. Depreciation, depletion and amortization increased by 148% compared to the second quarter of 2019, mainly due to the increase in gold equivalent ounces sold and an increase in the depreciable asset base.
First six months of 2020 vs. First six months of 2019
In the first six months of 2020, tonnes of ore mined and processed increased by 14% and 5%, respectively, compared to the same period in 2019, as mining activities were focused on both the South and North Areas, with increased mining activities in the South Area pits. Grades increased by 32% in the first six months of 2020 compared to the same period in 2019 due to mine sequencing. Gold equivalent ounces produced and sold increased by 3% and 23% in the first six months of 2020, respectively, compared to the same period in 2019, largely due to the timing of ounces recovered from the heap leach pads and increase in grades. Gold equivalent ounces sold in the first six months of 2020 were higher than production due to timing of sales.
In the first six months of 2020, metal sales increased by 55%, compared to the same period in 2019, due to the increases in average metal prices realized and gold equivalent ounces sold. Production cost of sales increased by 40% in the first six months of 2020 compared to the same period in 2019, primarily due to the increase in gold equivalent ounces sold and increases in labour and contractor costs. Depreciation, depletion and amortization doubled compared to the first six months of 2019 due to the increase in gold equivalent ounces sold and an increase in the depreciable asset base.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2020

Paracatu (100% ownership and operator) – Brazil
	Three months ended June 30,				Six months ended June 30,
	2020	2019	Change	% Change	2020	2019	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	15,223	12,307	2,916	24%	27,573	24,700	2,873	12%
Tonnes processed (000's)	14,703	14,439	264	2%	27,927	28,722	(795)	(3%)
Grade (grams/tonne)	0.40	0.48	(0.08)	(17%)	0.39	0.43	(0.04)	(9%)
Recovery	74.4%	80.4%	(6.0%)	(7%)	74.6%	80.2%	(5.6%)	(7%)
Gold equivalent ounces:
Produced	138,851	186,167	(47,316)	(25%)	263,217	332,943	(69,726)	(21%)
Sold	140,646	186,520	(45,874)	(25%)	261,843	332,917	(71,074)	(21%)

Financial Data (in millions)
Metal sales	$240.8	$242.8	$(2.0)	(1%)	$432.6	$433.5	$(0.9)	(0%)
Production cost of sales	83.6	106.8	(23.2)	(22%)	171.1	201.7	(30.6)	(15%)
Depreciation, depletion and amortization	45.2	45.2	-	0%	82.9	81.1	1.8	2%
	112.0	90.8	21.2	23%	178.6	150.7	27.9	19%
Other operating expense	6.2	2.8	3.4	121%	7.0	3.8	3.2	84%
Segment operating earnings	$105.8	$88.0	$17.8	20%	$171.6	$146.9	$24.7	17%
Second quarter 2020 vs. Second quarter 2019
Tonnes of ore mined increased by 24% compared with the second quarter of 2019, as per the mine plan. Mill grade decreased by 17% compared to the second quarter of 2019, largely due to planned mine sequencing. Recoveries decreased by 7% compared to the second quarter of 2019, primarily due to the characteristics of the ore mined. In the second quarter of 2020, gold equivalent ounces produced and sold both decreased by 25% compared to the same period in 2019, largely due to the decrease in mill grade and lower recoveries. Gold equivalent ounces sold in the second quarter of both 2020 and 2019 were higher than production due to timing of sales.
Metal sales decreased slightly compared to the second quarter of 2019, due to the decrease in gold equivalent ounces sold offset by the increase in average metal prices realized. Production cost of sales decreased by 22% compared to the same period in 2019, largely due to the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization was consistent compared to the second quarter of 2020, primarily due to the increase in the depreciable asset base, mainly related to the impairment reversal of property, plant and equipment at the end of 2019, offset by the decrease in gold equivalent ounces sold.
First six months of 2020 vs. First six months of 2019
In the first six months of 2020, tonnes of ore mined increased by 12% compared to the same period in 2019, largely due to planned mine sequencing. Tonnes of ore processed decreased by 3% compared to the same period in 2019, mainly due to a decrease in mill throughput in the first quarter of 2020 as a result of temporary downtime at the crusher. Grades decreased by 9% in the first six months of 2020, compared to the same period in 2019, largely due to planned mine sequencing.  Recovery decreased by 7% in the first six months of 2020, compared to the same period in 2019, largely due to the characteristics of the ore mined. Gold equivalent ounces produced and sold both decreased by 21% compared to the first six months of 2019, largely due to the decreases in mill grades, throughput and recoveries.
Metal sales for the first six months of 2020 were comparable to the same period in 2019, mainly due to the increase in average metal prices realized offset by the decrease in gold equivalent ounces sold. In the first six months of 2020, production cost of sales decreased by 15%, compared to the same period in 2019, largely due to the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization increased by 2% in the first six months of 2020, compared to the same period in 2019, primarily due to the increase in depreciable asset base, mainly related to the impairment reversal of property, plant and equipment at the end of 2019, mostly offset by the decrease in gold equivalent ounces sold.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2020

Kupol (100% ownership and operator) – Russian Federation(a)

	Three months ended June 30,				Six months ended June 30,
	2020	2019	Change	% Change(d)	2020	2019	Change	% Change(d)
Operating Statistics
Tonnes ore mined (000's)(b)	386	431	(45)	(10%)	886	793	93	12%
Tonnes processed (000's)	416	432	(16)	(4%)	841	857	(16)	(2%)
Grade (grams/tonne):
Gold	9.73	9.23	0.50	5%	9.22	9.42	(0.20)	(2%)
Silver	70.36	75.29	(4.93)	(7%)	66.49	72.47	(5.98)	(8%)
Recovery:
Gold	95.2%	93.5%	1.7%	2%	94.9%	93.3%	1.6%	2%
Silver	86.1%	84.9%	1.2%	1%	85.2%	83.5%	1.7%	2%
Gold equivalent ounces:(c)
Produced	130,983	127,684	3,299	3%	251,868	257,772	(5,904)	(2%)
Sold	130,771	124,873	5,898	5%	252,795	255,287	(2,492)	(1%)
Silver ounces:
Produced (000's)	766	836	(70)	(8%)	1,488	1,608	(120)	(7%)
Sold (000's)	764	733	31	4%	1,499	1,558	(59)	(4%)

Financial Data (in millions)
Metal sales	$223.7	$163.4	$60.3	37%	$416.4	$333.3	$83.1	25%
Production cost of sales	79.3	70.2	9.1	13%	156.2	148.2	8.0	5%
Depreciation, depletion and amortization	31.1	30.7	0.4	1%	65.5	58.1	7.4	13%
	113.3	62.5	50.8	81%	194.7	127.0	67.7	53%
Other operating expense (income)	15.1	(0.5)	15.6	nm	15.3	(0.5)	15.8	nm
Exploration and business development	1.2	5.9	(4.7)	(80%)	3.3	9.6	(6.3)	(66%)
Segment operating earnings	$97.0	$57.1	$39.9	70%	$176.1	$117.9	$58.2	49%
(a)	The Kupol segment includes the Kupol and Dvoinoye mines.
(b)
Includes 80,000 and 236,000 tonnes of ore mined from Dvoinoye during the second quarter and first six months of 2020, respectively (second quarter and six months of 2019 - 121,000 and 191,000 tonnes, respectively).

(c)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2020 was 104.49:1 (second quarter of 2019 - 87.98:1). The ratio for the first six months of 2020 was 98.85:1 (first six months of 2019 - 85.78:1).

(d)	"nm" means not meaningful.
Second quarter 2020 vs. Second quarter 2019
Tonnes of ore mined decreased by 10% compared to the second quarter of 2019, consistent with the mine plan. Tonnes processed decreased by 4% compared to the second quarter of 2019, primarily due to planned mill maintenance. Mill grades increased by 5% in the second quarter of 2020 compared to the same period in 2019, primarily due to higher grades from NE Zone at Kupol and Dvoinoye’s crown pillar. In the second quarter of 2020, gold equivalent ounces produced and sold increased by 3% and 5%, respectively, compared to the same period in 2019, mainly due to higher gold grade and recoveries, partially offset by lower throughput.
During the second quarter of 2020, metal sales increased by 37% compared to the same period in 2019, due to the increases in average metal prices realized and gold equivalent ounces sold. Production cost of sales increased by 13% compared to the second quarter of 2020, primarily due to the increase in gold equivalent ounces sold and higher royalty expenses resulting from the increase in average metal prices realized. Other operating expense in the second quarter of 2020 included $15.1 million of costs associated with the COVID-19 pandemic.
First six months of 2020 vs. First six months of 2019
Tonnes of ore mined in the first six months of 2020 increased by 12%, compared to same period in 2019, consistent with the mine plan, which mainly involved an increase in mining activities at Dvoinoye with the mining of its crown pillar. Tonnes processed in the first six months of 2020 decreased by 2% compared to the same period in 2019, primarily due to planned mill maintenance in the second quarter of 2020. Mill grades decreased by 2%, compared to the first six months of 2019, consistent with the mine plan.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2020

Gold equivalent ounces produced and sold decreased by 2% and 1%, respectively, mainly due to lower grades and throughput, partially offset by higher recoveries. Gold equivalent ounces sold in the first six months of 2020 were higher than production due to timing of sales.
Metal sales in the first six months of 2020 increased by 25%, compared to the same period in 2019, largely due to the increase in average metal prices realized. In the first six months of 2020, production cost of sales increased by 5%, primarily due to higher royalty expenses resulting from the increase in average metal prices realized. Depreciation, depletion and amortization increased by 13% compared to the first six months of 2019, largely due to the increase in depreciation expense at Dvoinoye. Other operating expense in the first six months of 2020 included $15.3 million of costs associated with the COVID-19 pandemic.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2020

Tasiast (100% ownership and operator) – Mauritania
	Three months ended June 30,				Six months ended June 30,
	2020	2019	Change	% Change	2020	2019	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	1,134	819	315	38%	2,294	2,781	(487)	(18%)
Tonnes processed (000's)	1,168	1,281	(113)	(9%)	2,635	2,550	85	3%
Grade (grams/tonne)(a)	2.40	2.19	0.21	10%	2.35	2.28	0.07	3%
Recovery(a)	94.2%	97.1%	(2.9%)	(3%)	94.6%	97.1%	(2.5%)	(3%)
Gold equivalent ounces:
Produced	88,579	92,901	(4,322)	(5%)	192,416	194,259	(1,843)	(1%)
Sold	98,679	94,748	3,931	4%	192,629	194,506	(1,877)	(1%)

Financial Data (in millions)
Metal sales	$168.6	$123.6	$45.0	36%	$317.3	$253.9	$63.4	25%
Production cost of sales	57.8	58.9	(1.1)	(2%)	109.7	124.9	(15.2)	(12%)
Depreciation, depletion and amortization	54.8	32.2	22.6	70%	95.1	63.2	31.9	50%
	56.0	32.5	23.5	72%	112.5	65.8	46.7	71%
Other operating expense	17.4	10.0	7.4	74%	25.3	19.7	5.6	28%
Exploration and business development	0.3	0.4	(0.1)	(25%)	0.7	0.8	(0.1)	(13%)
Segment operating earnings	$38.3	$22.1	$16.2	73%	$86.5	$45.3	$41.2	91%
(a)	Amount represents mill grade and recovery only. Due to the nature of dump leach operations, point-in-time recovery rates are not meaningful.
Second quarter 2020 vs. Second quarter 2019
Tonnes of ore mined increased by 38% compared to the second quarter of 2019 due to mine sequencing, while the overall mining rate decreased from COVID-19 impacts as well as a result of a 17 day strike during the quarter, resulting in a decrease in capitalized development activity in West Branch 4. Tonnes of ore processed decreased by 9% in the second quarter of 2020, primarily due to the negative impact of the 17 day strike by unionized employees, which ended on May 22, 2020. Mill grades increased by 10% in the second quarter of 2020 compared to the same period in 2019, mainly due to mine sequencing.  In the second quarter of 2020, gold equivalent ounces produced decreased by 5% compared to the same period in 2019, due to lower mill throughput, reduced mill recovery and lower ore recovered from the dump leach pad, largely offset by higher mill grade. In the second quarter of 2020, gold equivalent ounces sold increased by 4% compared to the same period in 2019, and were higher than production, primarily due to the impacts of the global COVID-19 pandemic on the timing of metal shipments to start the second quarter.
In the second quarter of 2020, metal sales increased by 36% compared to the second quarter of 2019, due to the increases in average metal prices realized and gold equivalent ounces sold. Production cost of sales decreased by 2% in the second quarter of 2020, primarily due to lower fuel and site overhead costs, partially offset by higher gold equivalent ounces sold. Depreciation, depletion and amortization increased by 70% in the second quarter of 2020, primarily due to the increase in the depreciable asset base largely related to an impairment reversal recognized at the end of 2019 and reduced capitalized stripping activities in the second quarter of 2020. Other operating expenses incurred in the second quarter of 2020 included $9.9 million of costs associated with COVID-19 pandemic and the temporary suspension of site activities as a result of the related strike.
First six months of 2020 vs. First six months of 2019
Tonnes of ore mined in the first six months of 2020 decreased by 18% compared to the first six months of 2019, primarily due to mine sequencing resulting in a decrease in ore mined in the first quarter, partially offset by an increase in ore mined in the second quarter. Tonnes of ore processed increased by 3% in the first six months of 2020, mainly due to an increase in mill throughput in the first quarter of 2020 related to better availability of the SAG mill. Mill grades in the first six months of 2020 increased by 3%, compared to the same period in 2019, mainly due to mine sequencing. Gold equivalent ounces produced and sold both decreased slightly compared to the first six months of 2019, primarily due to lower mill recovery and lower ore recovered from the dump leach pad, largely offset by the increases in mill throughput and grade.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2020

Metal sales in the first six months of 2020 increased by 25%, compared to the first six months of 2019, largely due to the increase in average metal prices realized. In the first six months of 2020, production cost of sales decreased by 12%, compared to the same period in 2019, primarily due to decreases in operating waste mined and lower fuel, contractor and site overhead costs. Depreciation, depletion and amortization increased by 50%, compared to the first six months of 2019, primarily due to the increase in the depreciable asset base largely related to an impairment reversal recognized at the end of 2019 and reduced capitalized stripping activities. Other operating expenses incurred in the first six months of 2020 included $10.0 million of costs associated with the COVID-19 pandemic and the temporary suspension of site activities as a result of the related strike.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2020

Chirano (90% ownership and operator) – Ghana(a)
	Three months ended June 30,				Six months ended June 30,
	2020	2019	Change	% Change(b)	2020	2019	Change	% Change(b)
Operating Statistics
Tonnes ore mined (000's)	679	619	60	10%	1,369	1,118	251	22%
Tonnes processed (000's)	786	904	(118)	(13%)	1,659	1,812	(153)	(8%)
Grade (grams/tonne)	1.85	1.95	(0.10)	(5%)	1.79	1.96	(0.17)	(9%)
Recovery	87.8%	92.1%	(4.3%)	(5%)	87.9%	91.9%	(4.0%)	(4%)
Gold equivalent ounces:
Produced	38,683	53,349	(14,666)	(27%)	83,150	105,671	(22,521)	(21%)
Sold	40,084	51,141	(11,057)	(22%)	79,419	105,224	(25,805)	(25%)

Financial Data (in millions)
Metal sales	$68.5	$68.1	$0.4	1%	$130.1	$138.7	$(8.6)	(6%)
Production cost of sales	46.6	46.7	(0.1)	(0%)	94.4	90.7	3.7	4%
Depreciation, depletion and amortization	13.1	23.8	(10.7)	(45%)	29.0	49.2	(20.2)	(41%)
	8.8	(2.4)	11.2	nm	6.7	(1.2)	7.9	nm
Other operating expense	0.5	-	0.5	nm	0.7	-	0.7	nm
Exploration and business development	3.1	2.3	0.8	35%	4.9	3.5	1.4	40%
Segment operating profit (loss)	$5.2	$(4.7)	$9.9	nm	$1.1	$(4.7)	$5.8	123%

(a)	Operating and financial data are at 100% for all periods.
(b)	"nm" means not meaningful.
Second quarter 2020 vs. Second quarter 2019
In the second quarter of 2020, tonnes of ore mined increased by 10%, compared to the second quarter of 2019, primarily due to an increase in tonnes mined from the open pit. Tonnes of ore processed decreased by 13% compared to the second quarter of 2019, mainly due to the temporary downtime of the process plant. Mill grade and recovery each decreased by 5% in the second quarter of 2020, compared to the same period in 2019, mainly due to lower grade ore mined at the Paboase and Akoti underground deposits. Gold equivalent ounces produced and sold decreased by 27% and 22%, respectively, largely due to lower mill throughput and decreases in grade and recovery.  Gold equivalent ounces sold in the second quarter of 2020 were higher than production due to timing of sales.
Metal sales increased slightly compared to the second quarter of 2019, due to the increase in average metal prices realized, offset by the decrease in gold equivalent ounces sold. Production cost of sales were comparable to the second quarter of 2020, primarily due to an increase in operating waste mined, offset by lower gold equivalent ounces sold. Depreciation, depletion and amortization decreased by 45%, compared to the second quarter of 2019, largely due to the decrease in gold equivalent ounces sold and an increase in mineral reserves at the end of 2019.
First six months of 2020 vs. First six months of 2019
Tonnes of ore mined in the first six months of 2020 increased by 22%, compared to the same period in 2019, primarily due to the restart of open pit mining late in the first quarter of 2019. Tonnes of ore processed in the first six months of 2020 decreased by 8%, compared to the first six months of 2019, largely due to the temporary downtime of the process plant in the second quarter of 2020 and the characteristics of the ore mined. Mill grades and recoveries decreased by 9% and 4%, respectively, compared to the first six months of 2019, mainly due to lower grade ore mined at the Paboase and Akoti underground deposits. Gold equivalent ounces produced and sold in the first six months of 2020 decreased by 21% and 25%, respectively, compared to the same period in 2019, largely due to lower mill throughput and decreases in grade and recovery.
In the first six months of 2020, metal sales decreased by 6%, compared to the same period in 2019, due to the decrease in gold equivalent ounces sold, largely offset by the increase in average metal prices realized. Production cost of sales increased by 4% compared to the first six months of 2019, mainly due to an increase in contractor costs related to the restart of open pit mining during the first quarter of 2019, largely offset by the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization decreased by 41%, compared to the first six months of 2019, largely due to the decrease in gold equivalent ounces sold and an increase in mineral reserves at the end of 2019.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2020

The Chirano mining lease expired on April 7, 2019 and an application to extend the term of the mining lease was filed prior to its expiration. A 15-year extension of the mining lease was presented on August 9, 2019, subject to finalizing details of a new mining lease. A new mining lease was signed with the Government of Ghana in December 2019 and ratified by Parliament on July 17, 2020.
In August 2019, Ghana’s Ministry of Lands and Natural Resources informed Kinross’ operating subsidiary, Chirano Gold Mines Ltd. (“CGML”), that it would be undertaking a country-wide audit of mining activities, including an audit of CGML’s activities. CGML has responded to information requests in connection with the audit and the audit process is ongoing.
Maricunga (100% ownership and operator) – Chile
As a result of the suspension of mining and crushing activities at Maricunga, there was no ore mined and processed in both the second quarters of 2020 and 2019. Production continued through 2019 as ounces continued to be recovered from the heap leach pads until the fourth quarter of 2019 when all production activities transitioned to care and maintenance.
In the second quarter of 2020, gold equivalent ounces sold of 1,159 decreased by 88% compared to gold equivalent ounces sold of 9,474 for the second quarter of 2019.  No further production is expected while Maricunga continues to sell its remaining finished metals inventories. Metal sales and operating losses were $2.0 million and $(2.8) million, respectively, for the second quarter of 2020, compared to $12.3 million and $(1.2) million, respectively, for the second quarter of 2019.
In the first six months of 2020, gold equivalent ounces sold of 2,470 decreased by 86% compared to gold equivalent ounces sold of 17,098 for the first six months of 2019. Metal sales and operating losses were $4.1 million and $(6.0) million, respectively, for the first six months of 2020, compared to $22.2 million and $(2.9) million, respectively, for the first six months of 2019.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2020

Reversal of Impairment Charge
	Three months ended June 30,				Six months ended June 30,
(in millions)	2020	2019	Change	% Change(a)	2020	2019	Change	% Change(a)
Property, plant and equipment	$(48.3)	$-	$(48.3)	nm	$(48.3)	$-	$(48.3)	nm
At June 30, 2020, the Company identified the increase in mineral reserves at Lobo-Marte as an indication of impairment reversal and performed an assessment to determine the recoverable amount of the Lobo-Marte cash generating unit (“CGU”). The recoverable amount was determined to be greater than the carrying amount, and as such an impairment reversal of $48.3 million was recorded to property, plant and equipment. The reversal represents a partial reversal of impairment charges previously recorded.  There was no tax impact.
No impairment charges or impairment reversals were recognized in the comparative periods in 2019.
Exploration and Business Development
	Three months ended June 30,				Six months ended June 30,
(in millions)	2020	2019	Change	% Change	2020	2019	Change	% Change
Exploration and business development	$17.9	$28.4	$(10.5)	(37%)	$37.0	$47.9	$(10.9)	(23%)

Exploration and business development expenses were $17.9 million in the second quarter of 2020 compared to $28.4 million in the same period of 2019. Of the total exploration and business development expense, expenditures on exploration totaled $12.8 million compared to $20.5 million in the second quarter of 2019. Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $7.2 million for the second quarter of 2020 compared to $4.4 million for the second quarter of 2019.
Kinross was active on 7 mine sites, near-mine and greenfield initiatives in the second quarter of 2020, with a total of 33,398 metres drilled. In the second quarter of 2019, Kinross was active on 11 mine sites, near-mine and greenfield initiatives, with a total of 90,877 metres drilled.
Exploration and business development expenses were $37.0 million for the first six months of 2020 compared to $47.9 million for the first six months of 2019. Of the total exploration and business development expense, expenditures on exploration totaled $22.5 million in the first six months of 2020 compared with $31.3 million during the same period in 2019. Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $10.2 million for the first six months of 2020 and $7.2 million for the first six months of 2019.
Kinross was active on 12 mine sites, near-mine and greenfield initiatives in the first six months of 2020, with a total of 74,205 metres drilled. Kinross was active on 11 mine sites, near-mine and greenfield initiatives in the first six months of 2019, with a total of 131,517 metres drilled.
General and Administrative
	Three months ended June 30,				Six months ended June 30,
(in millions)	2020	2019	Change	% Change	2020	2019	Change	% Change
General and administrative	$24.7	$29.6	$(4.9)	(17%)	$56.5	$72.2	$(15.7)	(22%)
General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, Brazil, the Russian Federation, Chile, the Netherlands, and the Canary Islands.
In the first six months of 2020, general and administrative costs decreased compared to the same period in 2019, primarily as a result of restructuring costs incurred in 2019.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2020

Other Income (Expense) – Net
	Three months ended June 30,				Six months ended June 30,
(in millions)	2020	2019	Change	% Change(a)	2020	2019	Change	% Change(a)
Net (losses) gains on dispositions of other assets	$(0.8)	$0.8	$(1.6)	nm	$0.3	$1.6	$(1.3)	(81%)
Foreign exchange gains (losses) - net	9.7	(4.1)	13.8	nm	7.4	(2.0)	9.4	nm
Net non-hedge derivative (losses) gains	(3.4)	0.7	(4.1)	nm	(4.2)	1.1	(5.3)	nm
Equity in earnings (losses) of joint venture	(0.1)	0.1	(0.2)	nm	(0.1)	0.1	(0.2)	nm
Other	3.8	-	3.8	nm	5.2	(0.6)	5.8	nm
Other income (expense) - net	$9.2	$(2.5)	$11.7	nm	$8.6	$0.2	$8.4	nm

(a)	"nm" means not meaningful.
Other income (expense) - net changed from an expense of $2.5 million in the second quarter of 2019 to income of $9.2 million in the second quarter of 2020 and increased from income of $0.2 million in the first six months of 2019 to $8.6 million in the first six months of 2020, primarily due to foreign exchange gains as a result of the devaluation of various foreign currencies and their resulting impact on foreign denominated expenditures.
Finance Expense
	Three months ended June 30,				Six months ended June 30,
(in millions)	2020	2019	Change	% Change	2020	2019	Change	% Change
Accretion of reclamation and remediation obligations	$5.7	$7.8	$(2.1)	(27%)	$11.5	$15.5	$(4.0)	(26%)
Interest expense, including accretion of debt and lease liabilities	27.1	18.3	8.8	48%	47.0	38.1	8.9	23%
Finance expense	$32.8	$26.1	$6.7	26%	$58.5	$53.6	$4.9	9%

Interest expense in the second quarter of 2020 was $27.1 million compared to $18.3 million in the same period in 2019, primarily as a result of an increase in interest incurred from the Tasiast Loan and revolving credit facility. Interest capitalized was $12.9 million compared to $11.3 million in the second quarter of 2020.
Interest expense in the first six months of 2020 increased to $47.0 million, compared to $38.1 million in the same period in 2019, primarily as a result of an increase in interest incurred from the Tasiast Loan and revolving credit facility. Interest capitalized in the first six months of 2020 was $21.7 million compared with $20.7 million in the same period in 2019.
Income and Other Taxes
Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, the Russian Federation, Mauritania, and Ghana.
In the second quarter of 2020 the Company recorded an income tax expense of $102.5 million, compared to $46.5 million in the second quarter of 2019. The 2020 income tax expense included $27.6 million of deferred tax expense, compared to a deferred tax recovery of $5.6 million in the second quarter of 2019, resulting from the net foreign currency translation of tax deductions related to the Company’s operations in Brazil and Russia. This increase was partially offset by an estimated net tax benefit of $5.0 million from the March 27, 2020 enactment of the U.S. CARES Act. In addition, tax expense increased in the second quarter of 2020 compared to the second quarter of 2019, due to differences in the level of income in the Company’s operating jurisdictions from one period to the next. Kinross' combined federal and provincial statutory tax rate for the second quarters of both 2020 and 2019 was 26.5%.
There are a number of factors that can significantly impact the Company's effective tax rate, including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, mining specific taxes, foreign currency exchange rate movements, changes in tax laws, and the impact of specific transactions and assessments.
Kinross expects to primarily benefit from two significant changes in law included in the U.S CARES Act. Firstly, $33.1 million of federal Alternative Minimum Tax credits that were previously expected to be received after 2020, are now expected to be refunded in 2020. Secondly, the amendment provides new tax loss carry-back opportunities that will create additional federal tax refunds of $73.7 million. The estimated tax refunds as at June 30, 2020 are based on the tax law applicable on that date. The carry-back of the U.S. net operating losses to the taxation years prior to the 2017 U.S. Tax Reform results in the estimated net tax benefit to earnings of $25.4 million as a result of the higher federal corporate tax rates applicable in the carry-back period.
Further guidance on the implementation and application of the CARES Act will be forthcoming in regulations to be issued by the Department of Treasury, IRS guidance, legislation or guidance for the states in which the Company operates, and directions from the Office of Management and Budget.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2020

Such legislation, regulations, directions, and additional guidance may require changes to the estimated net benefit recorded and the impact of such changes will be accounted for in the period in which the legislation, regulations, directions, or additional guidance are enacted or released by the relevant authorities.
On January 1, 2020, the New Tax Code in Mauritania, previously approved and promulgated in April 2019, became effective. In the fourth quarter of 2019, the Mauritanian Tax Agency released draft administrative guidance for comment and held consultative sessions with taxpayers for feedback. Final administrative guidance on the application of the new tax law has not been released. On January 10, 2020, the Mauritanian Legislature passed the Financial Law for the Year 2020, amending the 2019 New Tax Code. Based on draft administrative guidance available to date and other analysis, the Company does not expect the New Tax Code to have a material impact on the Company’s ongoing operations in Mauritania. The Company notes that its Mining Convention with the State of Mauritania contains tax stability provisions applicable to its current operations and mining concessions.
Kinross’ tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company’s transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction in form or in fact, differently from the interpretation reached by the Company. In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. The Company assesses the expected outcome of examination of transactions by the tax authorities, and accrues the expected outcome in accordance with the principles of International Financial Reporting Standards (“IFRS”).
Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross.
Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.
6.	LIQUIDITY AND CAPITAL RESOURCES
The following table summarizes Kinross’ cash flow activity:
	Three months ended June 30,				Six months ended June 30,
(in millions)	2020	2019	Change	% Change(a)	2020	2019	Change	% Change(a)
Cash Flow:
Provided from operating activities	$432.8	$333.0	$99.8	30%	$732.4	$584.6	$147.8	25%
Used in investing activities	(243.0)	(280.4)	37.4	13%	(582.6)	(580.4)	(2.2)	(0%)
Provided from financing activities	193.8	14.6	179.2	nm	806.9	119.2	687.7	nm
Effect of exchange rate changes on cash and cash equivalents	4.9	1.3	3.6	nm	(4.7)	3.0	(7.7)	nm
Increase in cash and cash equivalents	388.5	68.5	320.0	nm	952.0	126.4	825.6	nm
Cash and cash equivalents, beginning of period	1,138.6	406.9	731.7	180%	575.1	349.0	226.1	65%
Cash and cash equivalents, end of period	$1,527.1	$475.4	$1,051.7	nm	$1,527.1	$475.4	$1,051.7	nm

(a)	“nm” means not meaningful.
During the second quarter of 2020, cash and cash equivalent balances increased by $388.5 million compared to an increase of $68.5 million in the second quarter of 2019. Cash and cash equivalents increased by $952.0 million in the first six months of 2020 compared to an increase of $126.4 million in the first six months of 2019. Detailed discussions regarding cash flow movements are noted below.
Operating Activities
Second quarter 2020 vs. Second quarter 2019
Net cash flow provided from operating activities increased by $99.8 million compared to the second quarter of 2019, mainly due to an increase in margins and favourable working capital changes, partially offset by higher taxes paid.
First six months of 2020 vs. First six months of 2019
In the first six months of 2020, net cash flow provided from operating activities increased by $147.8 million compared to the same period in 2019, mainly due to an increase in margins, partially offset by higher taxes paid and unfavourable working capital changes.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2020

Investing Activities
Second quarter 2020 vs. Second quarter 2019
Net cash flow used in investing activities was $243.0 million in the second quarter of 2020 compared to $280.4 million in the second quarter of 2019.
In the second quarter of 2020, cash was primarily used for capital expenditures of $214.3 million and an increase in restricted cash of $24.9 million, primarily related to funds restricted for payments related to the Tasiast loan. The primary uses of cash in the second quarter of 2019 were for capital expenditures of $276.7 million.
First six months of 2020 vs. First six months of 2019
Net cash flow used in investing activities was $582.6 million in the first six months of 2020 compared to $580.4 million in the first six months of 2019.
In the first six months of 2020, the primary uses of cash were for capital expenditures of $405.7 million as well as payments of $128.3 million for the acquisition of the Chulbatkan development project. In the first six months of 2019, the primary uses of cash were for capital expenditures of $519.7 million and the settlement of the deferred payment obligation of $30.0 million related to the completion of the acquisition of the remaining 50% interest in the La Coipa Phase 7 mining concessions.
The following table presents a breakdown of capital expenditures(a) on a cash basis:
	Three months ended June 30,				Six months ended June 30,
(in millions)	2020	2019	Change	% Change(c)	2020	2019	Change	% Change
Operating segments
Fort Knox	$33.9	$34.9	$(1.0)	(3%)	$53.0	$60.9	$(7.9)	(13%)
Round Mountain	36.9	58.7	(21.8)	(37%)	78.7	115.7	(37.0)	(32%)
Bald Mountain	29.6	57.3	(27.7)	(48%)	61.1	117.7	(56.6)	(48%)
Paracatu	49.1	34.5	14.6	42%	63.5	49.5	14.0	28%
Kupol(b)	5.9	8.2	(2.3)	(28%)	11.5	15.9	(4.4)	(28%)
Tasiast	40.6	75.0	(34.4)	(46%)	109.8	146.6	(36.8)	(25%)
Chirano	5.8	2.7	3.1	115%	10.9	6.0	4.9	82%
Non-operating segment
Corporate and other(c)	12.5	4.5	8.0	178%	17.2	7.4	9.8	132%
Total	$214.3	$275.8	$(61.5)	(22%)	$405.7	$519.7	$(114.0)	(22%)

(a)
“Capital expenditures” is as reported as “Additions to property, plant and equipment” on the interim condensed consolidated statement of cash flows which, starting in 2020 excludes, “Interest paid capitalized to property, plant and equipment”, now reported as a separate item on the consolidated statement of cash flows.

(b)
Includes $0.4 million and $1.1 million of capital expenditures at Dvoinoye during the second quarter and first six months of 2020, respectively (second quarter and first six months of 2019 - $2.2 million and $4.7 million, respectively).

(c)	“Corporate and other” includes corporate and other non-operating assets (including Chulbatkan, Kettle River-Buckhorn, La Coipa, Lobo-Marte, and Maricunga).
In the second quarter of 2020, capital expenditures decreased by $61.5 million, compared to the same period in 2019. In the first six months of 2020, capital expenditures decreased by $114.0 million compared to the same period in 2019. These decreases were primarily a result of the completion of the Vantage Complex project at Bald Mountain and the Phase W project at Round Mountain in 2019 and less capital stripping at Tasiast in 2020 as a result of impacts of the global COVID-19 pandemic.

Financing Activities
Second quarter 2020 vs. Second quarter 2019
Net cash flow provided from financing activities was $193.8 million in the second quarter of 2020 compared with $14.6 million in the second quarter of 2019.
In the second quarter of 2020, net cash flow provided from financing activities primarily related to the $200.0 million drawdown on the Tasiast loan. In the second quarter of 2019, net cash flow provided from financing activities included a net drawdown of $20.0 million on the revolving credit facility, partially offset by lease and interest payments of $3.9 million and $1.1 million, respectively.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2020
First six months of 2020 vs. First six months of 2019
The $100.0 million outstanding on the revolving credit facility as at December 31, 2019 was repaid in early February 2020. On March 20, 2020, the Company drew down $750.0 million from the $1.5 billion revolving credit facility as a precautionary measure to protect against economic and business uncertainties caused by the COVID-19 pandemic and repaid $250.0 million of the drawn amount on July 24, 2020. On April 9, 2020 the Company drew down $200.0 million from the $300.0 million Tasiast loan. In the first six months of 2019, net cash flow provided from financing activities included a net drawdown on the revolving credit facility of $155.0 million, partially offset by interest and lease payments of $28.4 million and $7.2 million, respectively.
Balance Sheet
	As at,
	June 30,	December 31,
(in millions)	2020	2019
Cash and cash equivalents	$1,527.1	$575.1
Current assets	$2,825.6	$1,824.7
Total assets	$10,364.7	$9,076.0
Current liabilities	$750.9	$615.5
Total long-term financial liabilities(a)	$3,517.6	$2,714.9
Total debt and credit facilities	$2,671.6	$1,837.4
Total liabilities	$4,743.8	$3,743.4
Common shareholders' equity	$5,605.9	$5,318.5
Non-controlling interest	$15.0	$14.1
Statistics
Working capital(b)	$2,074.7	$1,209.2
Working capital ratio(c)	3.76:1	2.96:1

(a)	Includes long-term debt and credit facilities, provisions, and long-term lease liabilities.
(b)	Calculated as current assets less current liabilities.
(c)	Calculated as current assets divided by current liabilities.
At June 30, 2020, Kinross had cash and cash equivalents of $1,527.1 million, an increase of $952.0 million from the balance as at December 31, 2019, primarily due to net operating cash inflows of $732.4 million, a net drawdown of $650.0 million on the revolving credit facility as a precautionary measure to protect against economic and business uncertainties caused by the COVID-19 pandemic, of which $250.0 million was repaid on July 24, 2020, and a $200.0 million drawdown on the Tasiast loan. These increases were partially offset by capital expenditures of $405.7 million and $128.3 million of payments made in the first quarter of 2020 for the acquisition of the Chulbatkan development project. Current assets as at June 30, 2020 increased by $1,000.9 million to $2,825.6 million from $1,824.7 million as at December 31, 2019, mainly due to the increase in cash and cash equivalents and an increase in current income tax recoverable of $122.9 million, mainly due to the reclassification of the estimated benefits related to the enactment of the U.S. CARES Act from long-term receivables. Total assets increased by $1,288.7 million to $10,364.7 million, primarily due to increases in current assets, and in property, plant and equipment, primarily as a result of acquisitions related to the Chulbatkan development project of $286.9 million and additions of $453.9 million, partially offset by depreciation, depletion and amortization of $460.4 million during the six months ended June 30, 2020.
Current liabilities increased by $135.4 million during the six months ended June 30, 2020 to $750.9 million, primarily due to the $141.5 million deferred payment obligation related to the final installment of the purchase price of the Chulbatkan development project, to be settled by January 16, 2021. Total liabilities increased by $1,000.4 million to $4,743.8 million, mainly due to the net drawdown of $650.0 million on the revolving credit facility, $200.0 million drawdown on the Tasiast loan and the increase in current liabilities.
As of July 28, 2020, there were 1,258.1 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 5.9 million share purchase options outstanding under its share option plan.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2020

Financings and Credit Facilities

Senior notes
The Company’s $1,750.0 million of senior notes consist of $500.0 million principal amount of 5.125% notes due in September 2021, $500.0 million principal amount of 5.950% notes due in 2024, $500.0 million principal amount of 4.50% notes due in 2027 and $250.0 million principal amount of 6.875% notes due in 2041.
Corporate revolving credit and term loan facilities
As at June 30, 2020, the Company had utilized $766.6 million (December 31, 2019 - $119.1 million) of its $1,500.0 million revolving credit facility, of which $16.6 million was used for letters of credit. In February 2020, the Company repaid $100.0 million on the revolving credit facility. The Company drew down $750.0 million on March 20, 2020 as a precautionary measure to protect against economic and business uncertainties caused by the COVID-19 pandemic. The Company repaid $250.0 million of the drawn amount on July 24, 2020.

On July 25, 2019, the Company amended its $1,500.0 million revolving credit facility to extend the maturity date by one year from August 10, 2023 to August 10, 2024.

Loan interest on the revolving credit facility is variable, set at LIBOR plus an interest rate margin, which is dependent on the Company’s credit rating. Based on the Company’s credit rating at June 30, 2020, interest charges and fees are as follows:

Type of credit
Revolving credit facility	LIBOR plus 1.625%
Letters of credit	1.0833-1.625%
Standby fee applicable to unused availability	0.325%

The revolving credit facility’s credit agreement contains various covenants including limits on indebtedness, asset sales and liens. The Company is in compliance with its financial covenant in the credit agreement at June 30, 2020.

Tasiast loan
On December 16, 2019, the Company completed a definitive loan agreement for up to $300.0 million for Tasiast, with a $200.0 million first drawdown received on April 9, 2020.
The asset recourse loan has a term of eight years, maturing in December 2027, a floating interest rate of LIBOR plus a weighted average margin of 4.38% and a standby fee applicable to unused availability of 1.60%, with semi-annual interest payments to be made in June and December for the term of the loan, and first principal repayments due in June 2022.

Scheduled principal repayments

	2020	2021	2022	2023	2024	2025 and thereafter	Total
Tasiast loan	$-	$-	$40.0	$36.0	$32.0	$92.0	$200.0

As at June 30, 2020, the Company held $25.0 million in a separate bank account as required under the Tasiast loan agreement.  This cash, which is subject to fluctuations over time depending on next scheduled principal and interest payments, is required to remain in the bank account for the duration of the loan and is therefore restricted and is recorded in other long-term assets.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2020

Other
The maturity date for the Company’s $300.0 million Letter of Credit guarantee facility with EDC was extended to June 30, 2022, effective July 1, 2020. As part of the EDC renewal, the facility has been expanded to allow for use for other obligations beyond reclamation liabilities. As at June 30, 2020 letters of credit guaranteed under this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River-Buckhorn. Total fees related to letters of credit under this facility were 0.95% of the utilized amount. As at June 30, 2020, $222.2 million (December 31, 2019 - $227.8 million) was utilized under this facility.
In addition, at June 30, 2020, the Company had $170.9 million (December 31, 2019 - $184.7 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, Ghana and Chile. These have been issued pursuant to arrangements with certain international banks and incur fees of 0.74% of the utilized amount.
As at June 30, 2020, $286.1 million (December 31, 2019 - $276.5 million) of surety bonds were outstanding with respect to Kinross’ operations in the United States. These surety bonds were issued pursuant to arrangements with international insurance companies and incur fees of 0.50% of the utilized amount.

The following table outlines the credit facility utilizations and availabilities:
	As at,
	June 30,	December 31,
(in millions)	2020	2019
Utilization of revolving credit facility	$(766.6)	$(119.1)
Utilization of EDC facility	(222.2)	(227.8)
Borrowings	$(988.8)	$(346.9)

Available under revolving credit facility	$733.4	$1,380.9
Available under EDC credit facility	77.8	72.2
Available credit	$811.2	$1,453.1
Total debt of $2,671.6 million as at June 30, 2020 consists of $1,721.6 million related to the senior notes, $750.0 million drawn on the revolving credit facility and $200.0 million drawn on the Tasiast loan. The current portion of this debt as at June 30, 2020 is $nil.
Liquidity Outlook
As at June 30, 2020, the Company has no scheduled debt repayments until September 2021.
We believe that the Company’s existing cash and cash equivalents balance of $1,527.1 million, available credit of $811.2 million, and expected operating cash flows based on current assumptions (noted in Section 3 - Outlook) will be sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 - Outlook), reclamation and remediation obligations, and lease liabilities, currently estimated for 2020. As a precautionary measure to protect against economic and business uncertainties caused by the COVID-19 pandemic, Kinross drew down $750.0 million from its revolving credit facility on March 20, 2020. Given the increase in the Company’s cash and cash equivalents and the Company’s current financial position, the Company repaid $250.0 million of the drawn amount on July 24, 2020 and does not currently plan to deploy the remaining $500 million. All of Kinross’ mines continued production during Q2 2020, as the Company’s ongoing response to COVID-19 safeguarded the health and safety of employees and host communities and mitigated material operational impacts to the portfolio. However, COVID-19 did partially affect overall performance and productivity rates, mainly as a result of global travel constraints and the implementation of rigorous safety protocols and measures at all mines and projects. Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.
With respect to longer term capital expenditure funding requirements, the Company continues to have discussions with lending institutions that have been active in the jurisdictions in which the Company’s development projects are located. Some of the jurisdictions in which the Company operates have seen the participation of lenders including export credit agencies, development banks and multi-lateral agencies. The Company believes the capital from these institutions combined with traditional bank loans and capital available through debt capital market transactions may fund a portion of the Company’s longer term capital expenditure requirements. Another possible source of capital could be proceeds from the sale of non-core assets. These capital sources together with operating cash flow and the Company’s active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2020

Contractual Obligations and Commitments
The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy.
The following table provides a summary of derivative contracts outstanding at June 30, 2020 and their respective maturities:
Foreign currency	2020	2021	2022	2023
Brazilian real zero cost collars (in millions of U.S. dollars)	$58.0	$80.8	$38.4	$18.0
Average put strike (Brazilian real)	3.79	4.23	4.56	5.00
Average call strike (Brazilian real)	4.32	4.98	5.78	6.50
Canadian dollar forward buy contracts (in millions of U.S. dollars)	$15.6	$25.2	$12.0	-
Average rate (Canadian dollar)	1.32	1.37	1.40	-
Russian rouble zero cost collars (in millions of U.S. dollars)	$24.0	$37.2	$12.0	-
Average put strike (Russian rouble)	65.2	70.4	85.0	-
Average call strike (Russian rouble)	78.8	87.9	103.5	-
Energy
WTI oil swap contracts (barrels)	473,400	1,054,400	522,600	366,000
Average price	$53.98	$47.52	$43.40	$38.72

Subsequent to June 30, 2020, the following new derivative contracts were entered into:
•	$22.8 million of Brazilian real zero cost collars, maturing in 2021, with average put and call strikes of 4.75 and 6.85, respectively.
The Company enters into total return swaps (“TRS”) as economic hedges of the Company’s deferred share units and cash-settled restricted share units. Hedge accounting was not applied to the TRSs. At June 30, 2020, 5,695,000 TRS units were outstanding.
In order to manage short-term metal price risk, the Company may enter into derivative contracts in relation to metal sales that it believes are highly likely to occur within a given quarter. No such contracts were outstanding at June 30, 2020 or June 30, 2019.
Fair value of derivative instruments
The fair values of derivative instruments are noted in the table below:
	As at,
	June 30,	December 31,
(in millions)	2020	2019
Asset (liability)
Foreign currency forward and collar contracts	$(24.4)	$3.9
Energy swap contracts	(13.2)	4.0
Total return swap contracts	12.1	(1.3)
	$(25.5)	$6.6

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2020

Other legal matters
The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.
Maricunga regulatory proceedings
In May 2015, the Chile environmental enforcement authority (the “SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells. In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal.
On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above). Hearings on the CDE lawsuits took place in 2016 and 2017, and on November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal is requiring CMM to, among other things, submit a restoration plan to the SMA for approval. CMM has appealed the Valle Ancho ruling to the Supreme Court. The CDE has appealed to the Supreme Court in both cases and is asserting in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. The Supreme Court has the discretion to decide whether it will hear any of the appeals and has determined that it will hear the CDE’s appeal in the Pantanillo case. CMM’s appeal of the Valle Ancho decision to the Supreme Court was initially denied based on alleged abandonment which was premised on an alleged late payment for a transcript. CMM appealed this decision to the Appeals Court of Santiago, which ruled on May 26, 2020, that the appeal had not been abandoned and should be allowed to proceed in the Supreme Court. Prior to the November 23, 2018 rulings, CMM and the CDE were pursuing potential settlement. CMM expects to continue pursuing settlement discussions with the relevant government agencies.
Sunnyside litigation
The Sunnyside Mine is an inactive mine situated in the so-called Bonita Peak Mining District (“District”) near Silverton, Colorado. A subsidiary of Kinross, Sunnyside Gold Corporation ("SGC"), was involved in operations at the mine from 1985 through 1991 and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area. On August 5, 2015, while working in another mine in the District known as the Gold King, the Environmental Protection Agency (the “EPA”) caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River. In the third quarter of 2016, the EPA listed the District, including areas impacted by SGC’s operations and closure activities, on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”). SGC challenged portions of the CERCLA listing in the United States Court of Appeals for District of Columbia Circuit, but SGC’s petition for review was denied, as was its subsequent petition for rehearing. The EPA has notified SGC that SGC is a potentially responsible party under CERCLA and may be jointly and severally liable for cleanup of the District or cleanup costs incurred by the EPA in the District. The EPA may in the future provide similar notification to Kinross, as the EPA contends that Kinross has liability in the District under CERCLA and other statutes. In the second quarter of 2018, the EPA issued to SGC a modified Unilateral Administrative Order for Remedial Investigation (“the Order”). In the second quarter of 2019, pursuant to the original Order, the EPA issued to SGC a Modified Statement of Work, Work Plan and Field Sampling Plan (together with the Order, the “Modified Order”). The Modified Order significantly altered and expanded upon the work set out under the original Order. In the third quarter of 2019, after consulting with external legal counsel, SGC provided notice to the EPA that the Modified Order is legally indefensible, does not address any imminent hazard and SGC does not intend to comply with the Modified Order. On July 26, 2019, the EPA acknowledged receipt of SGC’s notice of its intention not to comply with the Modified Order. The EPA indicated that it would undertake to complete the work ordered under the Modified Order, and has subsequently completed some of such work. While SGC believes that it has good cause not to comply with the Modified Order, failure to comply with the Modified Order may subject SGC to significant penalties, damages and/or potential reimbursement of the cost of remediation work undertaken by the EPA.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2020

In the second quarter of 2016, the State of New Mexico filed a complaint naming the EPA, SGC, Kinross and others alleging violations of CERCLA, the Resource Conservation and Recovery Act (“RCRA”), and the Clean Water Act (“CWA”) and claiming negligence, gross negligence, public nuisance and trespass. New Mexico subsequently dropped the RCRA claim. The New Mexico complaint seeks cost recovery, damages, injunctive relief, and attorney’s fees. In the third quarter of 2016, the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging entitlement to cost recovery under CERCLA for past and future costs incurred, negligence, gross negligence, trespass, and public and private nuisance, and seeking reimbursement of past and future costs, compensatory, consequential and punitive damages, injunctive relief and attorneys’ fees. In the third quarter of 2017, the State of Utah filed a complaint, which has been amended to name the EPA, SGC, Kinross and others, alleging negligence, gross negligence, public nuisance, trespass, and violation of the Utah Water Quality Act and the Utah Solid and Hazardous Waste Act. The Utah complaint seeks cost recovery, compensatory, consequential and punitive damages, penalties, disgorgement of profits, declaratory, injunctive and other relief under CERCLA, attorney’s fees, and costs. In the third quarter of 2018, numerous members of the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging negligence, gross negligence and injury, including great spiritual and emotional distress. The complaint of the Navajo members seeks compensatory and consequential damages, interest, punitive damages, attorneys’ fees and expenses. The New Mexico, Navajo Nation, Utah and Navajo member cases have been centralized for coordinated or consolidated pretrial proceedings in the United States District Court for the District of New Mexico. In the third quarter of 2019 (i) the EPA filed a cross claim against SGC and Kinross seeking contribution, including contribution under CERCLA, for any damages awarded to New Mexico, the Navajo Nation, or Utah as well as cost-recovery for the EPA’s response costs and remedial expenses incurred by the EPA in the District pursuant to CERCLA or other laws; (ii) Environmental Restoration, LLC, an EPA contractor, filed a cross claim against SGC seeking contribution under CERCLA and attorneys’ fees and expenses; and (iii) SGC filed a cross claim against the United States and certain contractors of the United States seeking contribution and equitable indemnity and making a due process claim against the United States. In the first quarter of 2020, the Court granted the United States judgment on SGC’s due process cross claim and dismissed it.
Kettle River-Buckhorn regulatory proceedings
Crown Resources Corporation (“Crown”) is the holder of a waste discharge permit (the “Permit”) in respect of the Buckhorn Mine, which authorizes and regulates mine-related discharges from the mine and its water treatment plant. On February 27, 2014, the Washington Department of Ecology (the “WDOE”) renewed the Buckhorn Mine’s National Pollution Discharge Elimination System Permit (the “Renewed Permit”), with an effective date of March 1, 2014. The Renewed Permit contained conditions that were more restrictive than the original discharge permit. In addition, the Crown felt that the Renewed Permit was internally inconsistent, technically unworkable and inconsistent with existing agreements in place with the WDOE, including a settlement agreement previously entered into by Crown and the WDOE in June 2013 (the “Settlement Agreement”). On February 28, 2014, Crown filed an appeal of the Renewed Permit with the Washington Pollution Control Hearings Board (“PCHB”). In addition, on January 15, 2015, Crown filed a lawsuit against the WDOE in Ferry County Superior Court, Washington, claiming that the WDOE breached the Settlement Agreement by including various unworkable compliance terms in the Renewed Permit (the “Crown Action”). On July 30, 2015, the PCHB upheld the Renewed Permit. Crown filed a Petition for Review in Ferry County Superior Court, Washington, on August 27, 2015, seeking to have the PCHB decision overturned. On March 13, 2017, the Ferry County Superior Court upheld the PCHB’s decision. On April 12, 2017, Crown appealed the Ferry County Superior Court’s ruling to the State of Washington Court of Appeals. On October 8, 2019, the Court of Appeals affirmed the Superior Court’s decision and the PCHB’s decision. On December 31, 2019, the Court of Appeals denied Crown’s Motion for Reconsideration and to Supplement the Record. Crown did not petition the Washington Supreme Court for review and, as a result, appeal of this matter has been exhausted.
On July 19, 2016, the WDOE issued an Administrative Order (“AO”) to Crown and Kinross Gold Corporation asserting that the companies had exceeded the discharge limits in the Renewed Permit a total of 931 times and has also failed to maintain the capture zone required under the Renewed Permit. The AO orders the companies to develop an action plan to capture and treat water escaping the capture zone, undertake various investigations and studies, revise its Adaptive Management Plan, and report findings by various deadlines in the fourth quarter 2016. The companies timely made the required submittals. On August 17, 2016, the companies filed an appeal of the AO with the PCHB (the “AO Appeal”). Because the AO Appeal raises many of the same issues that have been raised in the Appeal and Crown Action, the companies and WDOE agreed to stay the AO Appeal indefinitely to allow these matters to be resolved. The PCHB granted the request for stay on August 26, 2016, which stay has been subsequently extended. On June 2, 2020, the PCHB dismissed the appeal based on a Joint Stipulation of Voluntary Dismissal filed by the parties. The basis for the dismissal was the exhaustion of appeals as to the Renewed Permit and Crown’s satisfaction of the AO.
On November 30, 2017, the WDOE issued a Notice of Violation (“NOV”) to Crown and Kinross asserting that the companies had exceeded the discharge limits in the Permit a total of 113 times during the 3rd quarter of 2017 and also failed to maintain the capture zone as required under the Permit. The NOV ordered the companies to file a report with WDOE identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which report was timely filed. Following its review of this report, WDOE may issue an AO or other directives to the Company. The NOV is not immediately appealable, but any subsequent AO or other directive relating to the NOV may be appealed, as appropriate.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2020

On April 10, 2018, August 20, 2018, November 5, 2018, January 22, 2019, May 23, 2019, September 30, 2019, February 3, 2020, and April 17, 2020, the WDOE issued NOVs to Crown and, as to the April 10 NOV also to Kinross, asserting that the companies had exceeded the discharge limits in the Permit a total of 118 times during the fourth quarter of 2017, 289 times during the first and second quarters of 2018, 129 times during the third quarter of 2018, 126 times during the fourth quarter of 2018, 127 times during the first quarter of 2019, 152 times during the second quarter of 2019, 279 times in the third and fourth quarters of 2019, and 137 times during the 1st quarter of 2020, and also failed to maintain the capture zone as required under the Permit. The NOVs ordered the companies to file a report with WDOE within 30 days identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which reports were timely filed. Following its review of these reports, WDOE may issue an AO or other directives to the Company. The NOV is not immediately appealable, but any subsequent AO or other directive relating to the NOV may be appealed, as appropriate.
On April 10, 2020, the Okanogan Highlands Alliance (“OHA”) filed a citizen’s suit against Crown and Kinross Gold U.S.A., Inc. under the Clean Water Act (“CWA”) for alleged failure adequately to capture and treat mine-impacted groundwater and surface water at the site in violation of the Permit and renewed Permit. The suit seeks injunctive relief and civil penalties in the amount of up to $55,800 per day per violation. On May 7, 2020, the Attorney General for the State of Washington filed suit against Crown and Kinross Gold U.S.A., Inc. under the CWA and the state Water Pollution Control Act alleging the same alleged permit violations and seeking similar relief as OHA. These lawsuits have been consolidated and remain pending.
7.	SUMMARY OF QUARTERLY INFORMATION

	2020		2019				2018
(in millions, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Metal sales	$1,007.2	$879.8	$996.2	$877.1	$837.8	$786.2	$786.5	$753.9
Net earnings (loss) attributable to common shareholders	$195.7	$122.7	$521.5	$60.9	$71.5	$64.7	$(27.7)	$(104.4)
Basic earnings (loss) per share attributable to common shareholders	$0.16	$0.10	$0.41	$0.05	$0.06	$0.05	$(0.02)	$(0.08)
Diluted earnings (loss) per share attributable to common shareholders	$0.15	$0.10	$0.41	$0.05	$0.06	$0.05	$(0.02)	$(0.08)
Net cash flow provided from operating activities	$432.8	$299.6	$408.6	$231.7	$333.0	$251.6	$183.5	$127.2

The Company’s results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in gold equivalent ounces sold. Fluctuations in the silver price and foreign exchange rates have also affected results.

During the second quarter of 2020, revenue increased to $1,007.2 million on sales of 588,485 total gold equivalent ounces compared to $837.8 million on sales of 641,149 total gold equivalent ounces during the second quarter of 2019. The average gold price realized in the second quarter of 2020 was $1,712 per ounce compared to $1,307 per ounce in the second quarter of 2019.
Production cost of sales increased slightly compared to the second quarter of 2019. Lower costs at Paracatu and Round Mountain, primarily due to a decrease in gold equivalent ounces sold, were offset by higher costs at Bald Mountain due to an increase in gold equivalent ounces sold and at Fort Knox, primarily due to an increase in operating waste mined.
Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in gold equivalent ounces sold and depreciable asset bases. In addition, changes in mineral reserves as well as impairment charges and reversals during or prior to some of these periods affected depreciation, depletion and amortization for quarters in subsequent periods.
In the second quarter of 2020, the Company recorded an impairment reversal of $48.3 million related to property, plant and equipment at Lobo-Marte. In the fourth quarter of 2019, the Company recorded net, after‐tax, impairment reversals of $293.6 million related to impairment reversals of property, plant and equipment at Paracatu and Tasiast.

Net cash flow provided from operating activities increased to $432.8 million in the second quarter of 2020 from $333.0 million in the second quarter of 2019, primarily due to the increase in margins, partially offset by higher income taxes paid.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2020

On December 2, 2019, the Company entered into an agreement with Maverix Metals Inc. (“Maverix”) to sell a royalty portfolio of precious metals royalties. On December 19, 2019, the Company completed the sale for total consideration of $73.9 million, including $25.0 million in cash and approximately 11.2 million common shares, representing 9.4% of the issued and outstanding common shares, of Maverix.
On July 31, 2019, the Company announced an agreement to acquire the Chulbatkan development project located in Khabarovsk Krai, Far East Russia, from N-Mining, for total fixed consideration of $283.0 million. On January 16, 2020, the Company closed the acquisition of the Chulbatkan development project. In accordance with an amended acquisition agreement, the first installment of $141.5 million, representing 50% of the $283.0 million fixed purchase price, plus ordinary course net working capital adjustments of $3.1 million, were paid in cash.
8.	DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.
For the quarter ended June 30, 2020, the Chief Executive Officer and the Chief Financial Officer concluded that Kinross’ disclosure controls and procedures, and internal control over financial reporting are designed to provide reasonable assurance regarding the reliability of information disclosed in its filings, including its interim financial statements prepared in accordance with IFRS. There has been no change in the Company’s internal control over financial reporting during the quarter ended June 30, 2020, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
Kinross’ management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.
9.	CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

Critical Accounting Policies and Estimates
The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates, assumptions and judgments applied in the preparation of the Company’s interim financial statements are consistent with those applied and disclosed in Note 5 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2019.
Accounting Changes
The accounting policies applied in the preparation of the Company’s interim financial statements are consistent with those used in the Company’s annual audited consolidated financial statements for the year ended December 31, 2019 except as noted in Note 4 to the interim financial statements which includes details of the Company’s adoption of amendments to IFRS 3 “Business Combinations” as of January 1, 2020.
10.	RISK ANALYSIS
The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors are similar across the mining industry while others are specific to Kinross. For a discussion of these risk factors, please refer to the MD&A for the year ended December 31, 2019 and for additional information please refer to the Annual Information Form for the year ended December 31, 2019, each of which is available on the Company's website www.kinross.com and on www.sedar.com or is available upon request from the Company.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2020

11.	SUPPLEMENTAL INFORMATION

Reconciliation of Non-GAAP Financial Measures
The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.
Adjusted Net Earnings Attributable to Common Shareholders and Adjusted Net Earnings per Share
Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.
The following table provides a reconciliation of net earnings to adjusted net earnings for the periods presented:
	Three months ended June 30,		Six months ended June 30,
(in millions, except per share amounts)	2020	2019	2020	2019
Net earnings attributable to common shareholders - as reported	$195.7	$71.5	$318.4	$136.2
Adjusting items:
Foreign exchange (gains) losses	(9.7)	4.1	(7.4)	2.0
Foreign exchange losses (gains) on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	27.6	(5.6)	53.9	(6.8)
Taxes in respect of prior periods	9.1	5.7	6.1	11.4
Reversal of impairment charge(a)	(48.3)	-	(48.3)	-
COVID-19 and Tasiast strike costs(b)	28.7	-	29.5	-
U.S. CARES Act net benefit	(5.0)	-	(25.4)	-
Fort Knox pit wall slide related costs	-	4.9	-	11.4
Restructuring costs	-	-	-	9.2
Other	1.1	0.3	0.1	2.2
Tax effect of the above adjustments	(5.2)	(1.3)	(5.5)	(2.7)
	(1.7)	8.1	3.0	26.7
Adjusted net earnings attributable to common shareholders	$194.0	$79.6	$321.4	$162.9
Weighted average number of common shares outstanding - Basic	1,257.6	1,252.3	1,256.1	1,251.5
Adjusted net earnings per share	$0.15	$0.06	$0.26	$0.13

(a)
During the three and six months ended June 30, 2020, the Company recognized a non-cash reversal of impairment charge of $48.3 million related to property, plant and equipment at Lobo-Marte. There was no tax impact of this impairment reversal.

(b)	Includes $6.0 million of Tasiast strike costs.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2020

Adjusted Operating Cash Flow
The Company makes reference to a non-GAAP measure for adjusted operating cash flow. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.
The following table provides a reconciliation of adjusted operating cash flow for the periods presented:
	Three months ended June 30,		Six months ended June 30,
(in millions)	2020	2019	2020	2019
Net cash flow provided from operating activities - as reported	$432.8	$333.0	$732.4	$584.6
Adjusting items:
Working capital changes:
Accounts receivable and other assets	49.1	40.3	127.7	25.7
Inventories	(31.6)	(12.6)	(39.3)	(50.0)
Accounts payable and other liabilities, including income taxes paid	(33.4)	(73.0)	14.7	(41.8)
	(15.9)	(45.3)	103.1	(66.1)
Adjusted operating cash flow	$416.9	$287.7	$835.5	$518.5

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2020

Consolidated and Attributable Production Cost of Sales per Equivalent Ounce Sold
Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as reported on the interim condensed consolidated statement of operations divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.
Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.
Management uses these measures to monitor and evaluate the performance of its operating properties.
The following table provides a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:
	Three months ended June 30,		Six months ended June 30,
(in millions, except ounces and production cost of sales per equivalent ounce)	2020	2019	2020	2019
Production cost of sales - as reported	$428.5	$426.1	$849.8	$837.8
Less: portion attributable to Chirano non-controlling interest(a)	(4.7)	(4.7)	(9.4)	(9.1)
Attributable(b) production cost of sales	$423.8	$421.4	$840.4	$828.7
Gold equivalent ounces sold	588,485	641,149	1,145,161	1,244,206
Less: portion attributable to Chirano non-controlling interest(j)	(4,008)	(5,114)	(7,942)	(10,522)
Attributable(b) gold equivalent ounces sold	584,477	636,035	1,137,219	1,233,684
Consolidated production cost of sales per equivalent ounce sold	$728	$665	$742	$673
Attributable(b) production cost of sales per equivalent ounce sold	$725	$663	$739	$672

 See page 38 of this MD&A for details of the footnotes referenced from within the table above.

Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis
Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.
The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:
	Three months ended June 30,		Six months ended June 30,
(in millions, except ounces and production cost of sales per ounce)	2020	2019	2020	2019
Production cost of sales - as reported	$428.5	$426.1	$849.8	$837.8
Less: portion attributable to Chirano non-controlling interest(a)	(4.7)	(4.7)	(9.4)	(9.1)
Less: attributable(b) silver revenue(c)	(17.5)	(15.5)	(33.9)	(32.6)
Attributable(b) production cost of sales net of silver by-product revenue	$406.3	$405.9	$806.5	$796.1
Gold ounces sold	578,300	629,206	1,124,267	1,219,031
Less: portion attributable to Chirano non-controlling interest(j)	(4,001)	(5,108)	(7,925)	(10,506)
Attributable(b) gold ounces sold	574,299	624,098	1,116,342	1,208,525
Attributable(b) production cost of sales per ounce sold on a by-product basis	$707	$650	$722	$659

See page 38 of this MD&A for details of the footnotes referenced from within the table above.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2020

Attributable All-In Sustaining Cost and All-In Cost per Ounce Sold on a By-Product Basis
In November 2018, the World Gold Council (“WGC”) published updates to its guidelines for reporting all-in sustaining costs and all-in costs to address how the costs associated with leases, after a company’s adoption of IFRS 16, should be treated. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.
All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.
All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.
Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:
	Three months ended June 30,		Six months ended June 30,
(in millions, except ounces and costs per ounce)	2020	2019	2020	2019
Production cost of sales - as reported	$428.5	$426.1	$849.8	$837.8
Less: portion attributable to Chirano non-controlling interest(a)	(4.7)	(4.7)	(9.4)	(9.1)
Less: attributable(b) silver revenue(c)	(17.5)	(15.5)	(33.9)	(32.6)
Attributable(b) production cost of sales net of silver by-product revenue	$406.3	$405.9	$806.5	$796.1
Adjusting items on an attributable(b) basis:
General and administrative(d)	24.7	29.6	56.5	63.0
Other operating expense - sustaining(e)	1.2	6.0	5.6	11.5
Reclamation and remediation - sustaining(f)	12.4	11.9	25.9	23.3
Exploration and business development - sustaining(g)	10.4	18.2	22.3	32.1
Additions to property, plant and equipment - sustaining(h)	97.9	97.8	164.3	176.2
Lease payments - sustaining(i)	4.5	3.5	8.8	6.4
All-in Sustaining Cost on a by-product basis - attributable(b)	$557.4	$572.9	$1,089.9	$1,108.6
Other operating expense - non-sustaining(e)	12.3	12.0	23.2	28.2
Reclamation and remediation - non-sustaining(f)	1.2	1.8	2.5	3.5
Exploration - non-sustaining(g)	7.2	10.0	14.2	15.5
Additions to property, plant and equipment - non-sustaining(h)	115.2	177.8	238.1	342.5
Lease payments - non-sustaining(i)	0.3	0.4	0.7	0.8
All-in Cost on a by-product basis - attributable(b)	$693.6	$774.9	$1,368.6	$1,499.1
Gold ounces sold	578,300	629,206	1,124,267	1,219,031
Less: portion attributable to Chirano non-controlling interest(j)	(4,001)	(5,108)	(7,925)	(10,506)
Attributable(b) gold ounces sold	574,299	624,098	1,116,342	1,208,525
Attributable(b) all-in sustaining cost per ounce sold on a by-product basis	$971	$918	$976	$917
Attributable(b) all-in cost per ounce sold on a by-product basis	$1,208	$1,242	$1,226	$1,240

See page 38 of this MD&A for details of the footnotes referenced from within the table above.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2020

Attributable All-In Sustaining Cost and All-In Cost per Equivalent Ounce Sold
The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.
Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:
	Three months ended June 30,		Six months ended June 30,
(in millions, except ounces and costs per equivalent ounce)	2020	2019	2020	2019
Production cost of sales - as reported	$428.5	$426.1	$849.8	$837.8
Less: portion attributable to Chirano non-controlling interest(a)	(4.7)	(4.7)	(9.4)	(9.1)
Attributable(b) production cost of sales	$423.8	$421.4	$840.4	$828.7
Adjusting items on an attributable(b) basis:
General and administrative (d)	24.7	29.6	56.5	63.0
Other operating expense - sustaining(e)	1.2	6.0	5.6	11.5
Reclamation and remediation - sustaining(f)	12.4	11.9	25.9	23.3
Exploration and business development - sustaining(g)	10.4	18.2	22.3	32.1
Additions to property, plant and equipment - sustaining(h)	97.9	97.8	164.3	176.2
Lease payments - sustaining(i)	4.5	3.5	8.8	6.4
All-in Sustaining Cost - attributable(b)	$574.9	$588.4	$1,123.8	$1,141.2
Other operating expense - non-sustaining(e)	12.3	12.0	23.2	28.2
Reclamation and remediation - non-sustaining(f)	1.2	1.8	2.5	3.5
Exploration - non-sustaining(g)	7.2	10.0	14.2	15.5
Additions to property, plant and equipment - non-sustaining(h)	115.2	177.8	238.1	342.5
Lease payments - non-sustaining(i)	0.3	0.4	0.7	0.8
All-in Cost - attributable(b)	$711.1	$790.4	$1,402.5	$1,531.7
Gold equivalent ounces sold	588,485	641,149	1,145,161	1,244,206
Less: portion attributable to Chirano non-controlling interest(j)	(4,008)	(5,114)	(7,942)	(10,522)
Attributable(b) gold equivalent ounces sold	584,477	636,035	1,137,219	1,233,684
Attributable(b) all-in sustaining cost per equivalent ounce sold	$984	$925	$988	$925
Attributable(b) all-in cost per equivalent ounce sold	$1,217	$1,243	$1,233	$1,242

See page 38 of this MD&A for details of the footnotes referenced from within the table above.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2020

(a)	The portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.
(b)	“Attributable” includes Kinross' share of Chirano (90%) production.
(c)
“Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.

(d)
“General and administrative” expenses is as reported on the interim condensed consolidated statement of operations, net of certain restructuring expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(e)
“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the interim condensed consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(f)
“Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

(g)
“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the interim condensed consolidated statement of operations, less non-sustaining exploration expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are considered sustaining costs as they are required for general operations.

(h)
“Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, periodic capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the interim condensed consolidated statements of cash flows), less capitalized interest and non-sustaining capital. Non-sustaining capital represents capital expenditures for major projects, including major capital stripping projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the three and six months ended June 30, 2020, primarily related to major projects at Tasiast, Round Mountain and Fort Knox. Non-sustaining capital expenditures during the three and six months ended June 30, 2019, primarily related to major projects at Tasiast, Round Mountain, and Bald Mountain.

(i)
“Lease payments – sustaining” represents the majority of lease payments as reported on the interim condensed consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.

(j)	“Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.
(k)
“Average realized gold price per ounce” is a non-GAAP financial measure and is defined as gold metal sales divided by the total number of gold ounces sold. This measure is intended to enable Management to better understand the price realized in each reporting period. The realized price measure does not have any standardized definition under IFRS and should not be considered a substitute for measure of performance prepared in accordance with IFRS.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2020

Cautionary Statement on Forward-Looking Information
All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbor’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements contained in this MD&A, include, but are not limited to, those under the headings (or headings that include) ”Project Updates and New Developments” and “Outlook” and include, without limitation, statements with respect to our guidance for production, production costs of sales, all-in sustaining cost and capital expenditures; the schedules and budgets for the Company’s development projects; mine life;  and continuous improvement initiatives,  as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, mine life extensions, government regulation permit applications and conversions, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words “anticipate”, “assumption”, “believe”, “budget”, “continue”, “develop” , “estimates”, “expects”, “explore”, “focus”, “forecast”, “forward”, “goal”, “guidance”, ”intend”, “mitigate”, “mitigation”, “on budget”, “on schedule”, “on track”, “opportunity”,  “option”, “outlook”, “plan”, “potential”, “progress”,  “schedule”, “target”, “upside”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our MD&A for the year ended December 31, 2019, and the Annual Information Form dated March 30, 2020 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides (in particular that the effects of the pit wall slides at Fort Knox and Round Mountain are consistent with the Company’s expectations) or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of the Tasiast Phase One expansion, and the development and operation of the 24k Project; operation of the SAG mill at Tasiast; land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and continued operation of the tailings reprocessing facility at Paracatu; and the Lobo-Marte project in a manner consistent with the Company’s expectations; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, and potential amendments to minerals and mining laws and energy levies laws, and the enforcement of labour laws in Ghana, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the pending implementation of revisions to the tax code in Mauritania, the European Union’s General Data Protection Regulation or similar legislation in other jurisdictions and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, scoping studies and pre-feasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations, including the completion of the Lobo-Marte feasibility study; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates), mine plans for the Company’s mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) goodwill and/or asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) that the Brazilian power plants will operate in a manner consistent with our current expectations; (16) that drawdown of remaining funds under the Tasiast project financing will proceed in a manner consistent with our current expectations; (17) potential direct or indirect operational impacts resulting from infectious diseases or pandemics such as the ongoing COVID-19 pandemic; (18) the effectiveness of preventative actions and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; (19) changes in national and local government legislation or other government actions, particularly in response to the COVID-19 outbreak; (20) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations (including without limitation the ongoing industry-wide audit of mining companies in Ghana which includes the Corporation’s Ghanaian subsidiaries, litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom, the ongoing litigation with the Russian tax authorities regarding dividend withholding tax and the ongoing Sunnyside litigation regarding potential liability under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act); (21) that the Company will enter into definitive documentation with the Government of Mauritania in accordance with, and on the timeline contemplated by, the terms and conditions of the term sheet, on a basis consistent with our expectations and that the parties will perform their respective obligations thereunder on the timelines agreed; (22) that the exploitation permit for Tasiast Sud will be issued on timelines consistent with our expectations; and (23) that the benefits of the contemplated arrangements will result in increased stability at the Company’s operations in Mauritania. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; reductions in the ability of the Company to transport and refine doré; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2019 and the Annual Information Form dated March 30, 2020. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.
Key Sensitivities
Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.
A 10% change in foreign currency exchange rates would be expected to result in an approximate $14 impact on production cost of sales per ounce1.
Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $15 impact on Russian production cost of sales per ounce.
Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $25 impact on Brazilian production cost of sales per ounce.
A $10 per barrel change in the price of oil would be expected to result in an approximate $2 impact on production cost of sales per ounce.
A $100 change in the price of gold would be expected to result in an approximate $4 impact on production cost of sales per ounce as a result of a change in royalties.

Other information
Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this MD&A has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

1 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited expressed in millions of United States dollars, except share amounts)

		As at
		June 30,	December 31,
		2020	2019

Assets
Current assets
Cash and cash equivalents	Note 6	$1,527.1	$575.1
Restricted cash	Note 6	13.3	15.2
Accounts receivable and other assets	Note 6	134.1	137.4
Current income tax recoverable	Note 14	166.1	43.2
Inventories	Note 6	985.0	1,053.8
		2,825.6	1,824.7
Non-current assets
Property, plant and equipment	Note 6	6,688.3	6,340.0
Goodwill		158.8	158.8
Long-term investments	Note 6	105.2	126.2
Investment in joint venture		18.3	18.4
Other long-term assets	Note 6	568.5	572.7
Deferred tax assets		-	35.2
Total assets		$10,364.7	$9,076.0

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 6	$451.8	$469.3
Current income tax payable	Note 14	53.6	68.0
Current portion of provisions	Note 10	60.6	57.9
Other current liabilities	Note 6	43.4	20.3
Deferred payment obligation	Note 5	141.5	-
		750.9	615.5
Non-current liabilities
Long-term debt and credit facilities	Note 9	2,671.6	1,837.4
Provisions	Note 10	813.4	838.6
Long-term lease liabilities		32.6	38.9
Unrealized fair value of derivative liabilities	Note 8	15.9	0.8
Other long-term liabilities		89.2	107.7
Deferred tax liabilities		370.2	304.5
Total liabilities		$4,743.8	$3,743.4

Equity
Common shareholders' equity
Common share capital	Note 11	$4,472.0	$14,926.2
Contributed surplus		10,704.3	242.1
Accumulated deficit		(9,511.0)	(9,829.4)
Accumulated other comprehensive income (loss)	Note 6	(59.4)	(20.4)
Total common shareholders' equity		5,605.9	5,318.5
Non-controlling interest		15.0	14.1
Total equity		$5,620.9	$5,332.6
Commitments and contingencies	Note 16
Subsequent events	Note 9
Total liabilities and equity		$10,364.7	$9,076.0

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	Note 11	1,257,998,978	1,253,765,724

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

1

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited expressed in millions of United States dollars, except share and per share amounts)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
		2020	2019	2020	2019

Revenue
Metal sales		$1,007.2	$837.8	$1,887.0	$1,624.0

Cost of sales
Production cost of sales		428.5	426.1	849.8	837.8
Depreciation, depletion and amortization		210.4	179.9	403.5	344.0
Reversal of impairment charge	Note 7	(48.3)	-	(48.3)	-
Total cost of sales		590.6	606.0	1,205.0	1,181.8
Gross profit		416.6	231.8	682.0	442.2
Other operating expense		52.9	29.5	74.8	62.4
Exploration and business development		17.9	28.4	37.0	47.9
General and administrative		24.7	29.6	56.5	72.2
Operating earnings		321.1	144.3	513.7	259.7
Other income (expense) - net	Note 6	9.2	(2.5)	8.6	0.2
Finance income		1.0	1.9	3.0	4.0
Finance expense	Note 6	(32.8)	(26.1)	(58.5)	(53.6)
Earnings before tax		298.5	117.6	466.8	210.3
Income tax expense - net		(102.5)	(46.5)	(147.5)	(74.6)
Net earnings		$196.0	$71.1	$319.3	$135.7
Net earnings (loss) attributable to:
Non-controlling interest		$0.3	$(0.4)	$0.9	$(0.5)
Common shareholders		$195.7	$71.5	$318.4	$136.2

Earnings per share attributable to common shareholders
Basic		$0.16	$0.06	$0.25	$0.11
Diluted		$0.15	$0.06	$0.25	$0.11

Weighted average number of common shares outstanding (millions)	Note 13
Basic		1,257.6	1,252.3	1,256.1	1,251.5
Diluted		1,268.5	1,261.2	1,266.9	1,260.3

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

2

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited expressed in millions of United States dollars)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
		2020	2019	2020	2019

Net earnings		$196.0	$71.1	$319.3	$135.7

Other comprehensive income (loss), net of tax:	Note 6
Items that will not be reclassified to profit or loss:
Equity investments at fair value through other comprehensive income ("FVOCI") - net change in fair value(a)		43.5	29.6	(9.4)	28.6

Items that are or may be reclassified to profit or loss in subsequent periods:
Cash flow hedges - effective portion of changes in fair value(b)		15.8	3.4	(42.9)	21.5
Cash flow hedges - reclassified out of accumulated other comprehensive income ("AOCI")(c)		10.0	1.1	13.3	2.4
		69.3	34.1	(39.0)	52.5
Total comprehensive income		$265.3	$105.2	$280.3	$188.2

Attributable to non-controlling interest		$0.3	$(0.4)	$0.9	$(0.5)
Attributable to common shareholders		$265.0	$105.6	$279.4	$188.7

(a) Net of tax expense (recovery) of $nil, 3 months; $nil, 6 months (2019 - $nil, 3 months; $nil; 6 months).
(b) Net of tax expense (recovery) of $0.6 million, 3 months; $(15.6) million, 6 months (2019 - $1.7 million, 3 months; $4.3 million; 6 months).
(c) Net of tax expense of $2.8 million, 3 months; $3.9 million, 6 months (2019 - $0.9 million, 3 months; $1.6 million; 6 months).

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

3

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited expressed in millions of United States dollars)
		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
		2020	2019	2020	2019
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings		$196.0	$71.1	$319.3	$135.7
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation, depletion and amortization		210.4	179.9	403.5	344.0
Reversal of impairment charge	Note 7	(48.3)	-	(48.3)	-
Share-based compensation expense		2.8	3.0	7.3	7.6
Finance expense		32.8	26.1	58.5	53.6
Deferred tax expense (recovery)		44.1	5.8	112.5	(31.4)
Foreign exchange (gains) losses and other		(20.9)	1.8	(17.3)	9.0
Changes in operating assets and liabilities:
Accounts receivable and other assets		(49.1)	(40.3)	(127.7)	(25.7)
Inventories		31.6	12.6	39.3	50.0
Accounts payable and accrued liabilities		96.4	56.6	112.2	42.4
Cash flow provided from operating activities		495.8	316.6	859.3	585.2
Income taxes (paid) recovered		(63.0)	16.4	(126.9)	(0.6)
Net cash flow provided from operating activities		432.8	333.0	732.4	584.6
Investing:
Additions to property, plant and equipment		(214.3)	(275.8)	(405.7)	(519.7)
Interest paid capitalized to property, plant and equipment	Note 9v	(3.8)	(0.9)	(26.1)	(21.8)
Acquisitions	Note 5	-	-	(128.3)	(30.0)
Net additions to long-term investments and other assets		(1.4)	(5.9)	(3.3)	(12.3)
Net proceeds from the sale of property, plant and equipment		0.7	1.2	2.2	2.1
Increase in restricted cash - net	Note 9iii	(24.9)	(0.2)	(23.1)	(0.8)
Interest received and other - net		0.7	1.2	1.7	2.1
Net cash flow used in investing activities		(243.0)	(280.4)	(582.6)	(580.4)
Financing:
Proceeds from drawdown of debt	Note 9	200.0	100.0	950.0	260.0
Repayment of debt		-	(80.0)	(100.0)	(105.0)
Interest paid		(3.4)	(1.1)	(29.0)	(28.4)
Payment of lease liabilities		(4.8)	(3.9)	(9.5)	(7.2)
Other - net		2.0	(0.4)	(4.6)	(0.2)
Net cash flow provided from financing activities		193.8	14.6	806.9	119.2
Effect of exchange rate changes on cash and cash equivalents		4.9	1.3	(4.7)	3.0
Increase in cash and cash equivalents		388.5	68.5	952.0	126.4
Cash and cash equivalents, beginning of period		1,138.6	406.9	575.1	349.0
Cash and cash equivalents, end of period		$1,527.1	$475.4	$1,527.1	$475.4

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

4

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(Unaudited expressed in millions of United States dollars)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
		2020	2019	2020	2019

Common share capital
Balance at the beginning of the period		$14,941.5	$14,919.2	$14,926.2	$14,913.4
Transfer to contributed surplus on reduction of stated capital	Note 11	(10,473.4)	-	(10,473.4)	-
Transfer from contributed surplus on exercise of restricted shares		0.6	(0.1)	7.7	5.2
Options exercised, including cash		3.3	0.8	11.5	1.3
Balance at the end of the period		$4,472.0	$14,919.9	$4,472.0	$14,919.9

Contributed surplus
Balance at the beginning of the period		$230.4	$234.6	$242.1	$239.8
Transfer from common share capital on reduction of stated capital	Note 11	10,473.4	-	10,473.4	-
Share-based compensation		2.8	3.0	7.3	7.6
Transfer of fair value of exercised options and restricted shares		(2.3)	-	(18.5)	(9.8)
Balance at the end of the period		$10,704.3	$237.6	$10,704.3	$237.6

Accumulated deficit
Balance at the beginning of the period		$(9,706.7)	$(10,483.3)	$(9,829.4)	$(10,548.0)
Net earnings attributable to common shareholders		195.7	71.5	318.4	136.2
Balance at the end of the period		$(9,511.0)	$(10,411.8)	$(9,511.0)	$(10,411.8)

Accumulated other comprehensive income (loss)
Balance at the beginning of the period		$(128.7)	$(80.1)	$(20.4)	$(98.5)
Other comprehensive income (loss), net of tax		69.3	34.1	(39.0)	52.5
Balance at the end of the period		$(59.4)	$(46.0)	$(59.4)	$(46.0)
Total accumulated deficit and accumulated other comprehensive income (loss)		$(9,570.4)	$(10,457.8)	$(9,570.4)	$(10,457.8)

Total common shareholders' equity		$5,605.9	$4,699.7	$5,605.9	$4,699.7

Non-controlling interest
Balance at the beginning of the period		$14.7	$20.5	$14.1	$20.6
Net earnings (loss) attributable to non-controlling interest		0.3	(0.4)	0.9	(0.5)
Balance at the end of the period		$15.0	$20.1	$15.0	$20.1

Total equity		$5,620.9	$4,719.8	$5,620.9	$4,719.8

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

5

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint arrangements (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5. Kinross' gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver. The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange.

In anticipation of and in response to the global COVID-19 pandemic, Kinross’ protocols and contingency plans, which the Company began implementing in late January 2020, have mitigated impacts of the pandemic to its global portfolio. All of Kinross’ mines continued production during the three and six months ended June 30, 2020 and have not been materially impacted by COVID-19.
The interim condensed consolidated financial statements of the Company for the period ended June 30, 2020 were authorized for issue in accordance with a resolution of the board of directors on July 29, 2020.

2.	BASIS OF PRESENTATION

These unaudited interim condensed consolidated financial statements (“interim financial statements”) have been prepared in accordance with IAS 34 “Interim Financial Reporting” (“IAS 34”). The accounting policies applied in these interim financial statements are consistent with those used in the annual audited consolidated financial statements for the year ended December 31, 2019, except for the adoption of amendments to IFRS 3 “Business Combinations” (“IFRS 3”) in this interim period. See Note 4.

These interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2019 prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

3.	SIGNIFICANT ESTIMATES AND ASSUMPTIONS

Significant Judgments, Accounting Estimates and Assumptions

The preparation of these interim financial statements requires the use of certain significant accounting estimates and judgments by management in applying the Company’s accounting policies. The areas involving significant judgments, estimates and assumptions have been set out in and are consistent with Note 5 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2019.

4.	CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

Effective January 1, 2020, the Company adopted amendments to IFRS 3 which amended the definition of a business. This amended definition requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs. The definition of ‘outputs’ was amended to focus on goods and services provided to customers, generating investment income and other income, and it excludes returns in the form of lower costs and economic benefits. These amendments were applied to the acquisition of the Chulbatkan development project. See Note 5.

6

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

5.	ACQUISITIONS

Acquisition of Chulbatkan development project

On July 31, 2019, the Company announced an agreement to acquire the Chulbatkan development project located in Khabarovsk Krai, Far East Russia, from N-Mining Limited (“N-Mining”), for total fixed consideration of $283.0 million. In addition, N-Mining is entitled to receive an economic participation equivalent to a 1.5% Net Smelter Return (“NSR”) royalty on future production from the deposit area, as well as $50 per ounce of future proven and probable reserves beyond the first 3.25 million of declared proven and probable ounces. Kinross will retain the right to buy-back 1/3 of the 1.5% NSR royalty for $10 million, subject to certain gold price related adjustments, at any time within 24 months of closing.
On January 16, 2020, the Company closed the acquisition. In accordance with an amended acquisition agreement, the first installment of $141.5 million, representing 50% of the $283.0 million fixed purchase price, plus ordinary course net working capital adjustments of $3.1 million, were paid in cash. The amendment also requires that 60%, and at the Company’s sole discretion up to 100%, of the final installment of $141.5 million, due on the first anniversary of closing, be settled in Kinross shares.
The acquisition was accounted for as an asset acquisition, with the total purchase price of $290.5 million comprised of the $283.0 million fixed purchase price, plus $3.1 million of net working capital adjustments and transaction costs of $4.4 million, allocated as follows:
Purchase price allocation
Mineral interests - pre-development properties	$278.9
Land, plant and equipment	8.0
Total property, plant and equipment	286.9
Net working capital	3.6
Total net assets acquired	$290.5

7

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

6.	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT DETAILS

Interim Condensed Consolidated Balance Sheets

i.	Cash and cash equivalents:

	June 30,	December 31,
	2020	2019
Cash on hand and balances with banks	$570.3	$305.6
Short-term deposits	956.8	269.5
	$1,527.1	$575.1

                   Restricted cash:

	June 30,	December 31,
	2020	2019
Restricted cash(a)	$13.3	$15.2

(a)	Restricted cash relates to loan escrow judicial deposits and environmental indemnity deposits.

ii.	Accounts receivable and other assets:

	June 30,	December 31,
	2020	2019
Trade receivables	$6.1	$6.9
Prepaid expenses	13.3	25.2
VAT receivable	35.6	69.6
Deposits	55.9	10.5
Unrealized fair value of derivative assets(a)	13.6	7.2
Other	9.6	18.0
	$134.1	$137.4

(a)	See Note 8 for details of the current portion of unrealized fair value of derivative assets.

iii.	Inventories:

	June 30,	December 31,
	2020	2019
Ore in stockpiles(a)	$297.1	$300.3
Ore on leach pads(b)	414.7	384.7
In-process	99.3	99.2
Finished metal	50.3	52.3
Materials and supplies	474.5	520.6
	1,335.9	1,357.1
Long-term portion of ore in stockpiles and ore on leach pads(a),(b)	(350.9)	(303.3)
	$985.0	$1,053.8

(a)
Ore in stockpiles relates to the Company’s operating mines. Low-grade material not scheduled for processing within the next 12 months is included in other long-term assets on the consolidated balance sheets. See Note 6vi.

(b)
Ore on leach pads relates to the Company's Tasiast, Fort Knox, Round Mountain and Bald Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Bald Mountain in 2023, Round Mountain in 2026 and Fort Knox in 2028. The last tonnes of ore were placed on Tasiast’s leach pad in the second quarter of 2020. Material not scheduled for processing within the next 12 months is included in other long-term assets on the consolidated balance sheets. See Note 6vi.

8

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

iv.	Property, plant and equipment:

		Mineral Interests
	Land, plant and equipment(a)	Development and operating properties(b)	Pre-development properties	Total
Cost
Balance at January 1, 2020	$9,715.0	$9,540.6	$13.4	$19,269.0
Additions	198.1	250.5	5.3	453.9
Acquisitions(c)	8.0	-	278.9	286.9
Capitalized interest	9.6	11.8	0.3	21.7
Disposals	(19.9)	-	-	(19.9)
Other	(4.4)	5.2	0.2	1.0
Balance at June 30, 2020	9,906.4	9,808.1	298.1	20,012.6

Accumulated depreciation, depletion, amortization and reversal of impairment charge
Balance at January 1, 2020	$(6,114.1)	$(6,814.9)	$-	$(12,929.0)
Depreciation, depletion and amortization	(289.7)	(170.7)	-	(460.4)
Reversal of impairment charge(d)	-	48.3	-	48.3
Disposals	18.0	-	-	18.0
Other	(1.2)	-	-	(1.2)
Balance at June 30, 2020	(6,387.0)	(6,937.3)	-	(13,324.3)

Net book value	$3,519.4	$2,870.8	$298.1	$6,688.3

Amount included above as at June 30, 2020:
Assets under construction	$356.1	$179.8	$5.3	$541.2
Assets not being depreciated(e)	$582.8	$462.1	$298.1	$1,343.0

(a)
Additions includes $2.0 million of right-of-use assets for lease arrangements entered into during the six months ended June 30, 2020. Depreciation, depletion and amortization includes depreciation for leased right-of-use assets of $8.3 million during the six months ended June 30, 2020. The net book value of property, plant and equipment includes leased right-of use assets with an aggregate net book value of $47.7 million as at June 30, 2020.

(b)	At June 30, 2020, the significant development and operating properties include projects at Fort Knox, Round Mountain, Bald Mountain, Paracatu, Kupol, Tasiast, Chirano, Lobo-Marte and La Coipa.
(c)	During the six months ended June 30, 2020, the Company closed its acquisition of the Chulbatkan development project, with its mineral interests classified in pre-development properties. See Note 5.
(d)	At June 30, 2020, an impairment reversal was recorded at Lobo-Marte, entirely related to property, plant and equipment. See Note 7.
(e)
Assets not being depreciated relate to land, capitalized exploration and evaluation (“E&E”) costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

9

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

		Mineral Interests
	Land, plant and equipment(a)	Development and operating properties(b)	Pre-development properties	Total
Cost
Balance at January 1, 2019	$9,184.2	$8,816.6	$13.4	$18,014.2
Additions	607.5	666.5	-	1,274.0
Capitalized interest	14.7	32.7	-	47.4
Disposals	(69.9)	-	-	(69.9)
Other	(21.5)	24.8	-	3.3
Balance at December 31, 2019	9,715.0	9,540.6	13.4	19,269.0

Accumulated depreciation, depletion, amortization and reversal of impairment charges
Balance at January 1, 2019	$(5,702.1)	$(6,793.0)	$-	$(12,495.1)
Depreciation, depletion and amortization	(572.9)	(280.6)	-	(853.5)
Reversals of impairment charges(c)	102.4	259.4	-	361.8
Disposals	60.5	-	-	60.5
Other	(2.0)	(0.7)	-	(2.7)
Balance at December 31, 2019	(6,114.1)	(6,814.9)	-	(12,929.0)

Net book value	$3,600.9	$2,725.7	$13.4	$6,340.0

Amount included above as at December 31, 2019:
Assets under construction	$308.8	$438.2	$-	$747.0
Assets not being depreciated(d)	$538.3	$735.9	$13.4	$1,287.6

(a)
Additions includes $42.9 million of transitional adjustments for the recognition of leased right-of-use assets upon the Company’s adoption of IFRS 16 on January 1, 2019, as well as $22.7 million of right-of-use assets for lease arrangements entered into during the year ended December 31, 2019. Depreciation, depletion and amortization includes depreciation for leased right-of-use assets of $11.5 million during the year ended December 31, 2019. The net book value of property, plant and equipment includes leased right-of-use assets with an aggregate net book value of $54.1 million as at December 31, 2019.

(b)	At December 31, 2019, the significant development and operating properties include projects at Fort Knox, Round Mountain, Bald Mountain, Paracatu, Kupol, Tasiast, Chirano, La Coipa and Lobo-Marte.
(c)	At December 31, 2019, impairment reversals were recorded at Paracatu and Tasiast, entirely related to property, plant and equipment.
(d)	Assets not being depreciated relate to land, capitalized E&E costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

Capitalized interest primarily relates to qualifying capital expenditures at Round Mountain, Tasiast, Bald Mountain, Fort Knox and Paracatu and had an annualized weighted average borrowing rate of 5.08% for the six months ended June 30, 2020 (six months ended June 30, 2019 - 5.51%).

At June 30, 2020, $357.1 million of E&E assets were included in mineral interests (December 31, 2019 - $251.4 million). The Company had additions of $278.9 million related to the purchase of the Chulbatkan development project and transferred $130.0 million and $53.4 million to development related to La Coipa and Chirano, respectively, during the six months ended June 30, 2020. During the three and six months ended June 30, 2020, $7.2 million and $10.2 million, respectively of E&E costs (three and six months ended June 30, 2019 - $4.4 million and $7.2 million, respectively) were capitalized and included in investing cash flows. During the three and six months ended June 30, 2020, $2.7 million and $4.7 million of E&E costs, respectively (three and six months ended June 30, 2019 - $3.5 million and $4.7 million, respectively), were expensed and included in operating cash flows.

10

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

v.	Long-term investments:

Gains and losses on equity investments at FVOCI are recorded in AOCI as follows:

	June 30, 2020		December 31, 2019
	Fair value	Gains (losses) in AOCI(a)	Fair value	Gains (losses) in AOCI(a)
Investments in an accumulated gain position	$50.9	$0.8	$79.8	$10.3
Investments in an accumulated loss position	54.3	(38.6)	46.4	(36.5)
Net realized gains (losses)	-	2.2	-	-
	$105.2	$(35.6)	$126.2	$(26.2)

(a)
See the interim condensed consolidated statements of comprehensive income and Note 6ix for details of changes in fair values recognized in other comprehensive income during the six months ended June 30, 2020 and 2019.

vi.	Other long-term assets:

	June 30,	December 31,
	2020	2019
Long-term portion of ore in stockpiles and ore on leach pads(a)	$350.9	$303.3
Deferred charges, net of amortization	9.6	32.5
Long-term receivables(b)	124.2	171.0
Advances for the purchase of capital equipment	6.2	15.1
Restricted cash(c)	25.0	-
Unrealized fair value of derivative assets(d)	5.8	4.5
Other	46.8	46.3
	$568.5	$572.7

(a)
Long-term portion of ore in stockpiles and ore on leach pads represents low-grade material not scheduled for processing within the next 12 months. As at June 30, 2020, long-term ore in stockpiles was at the Company’s Fort Knox, Kupol, Tasiast and Paracatu mines, and long-term ore on leach pads was at the Company’s Fort Knox, Round Mountain, and Tasiast mines.

(b)
As at June 30, 2020, the estimated federal benefits related to the enactment of U.S Tax Reform legislation in December 2017, previously recorded in long-term receivables (December 31, 2019 - $33.1 million), have been reclassified to current income tax recoverable as a result of the enactment of the March 27, 2020 enactment of the U.S. CARES Act. See Note 14.

(c)	See Note 9iii for details of the Tasiast loan and cash restricted for future loan payments as at June 30, 2020.
(d)	See Note 8 for details of the non-current portion of unrealized fair value of derivative assets.

vii.	Accounts payable and accrued liabilities:

	June 30,	December 31,
	2020	2019
Trade payables	$81.4	$89.3
Accrued liabilities	249.1	246.7
Employee related accrued liabilities	121.3	133.3
	$451.8	$469.3

viii.	Other current liabilities:

	June 30,	December 31,
	2020	2019
Current portion of lease liabilities	$14.4	$16.0
Current portion of unrealized fair value of derivative liabilities(a)	29.0	4.3
	$43.4	$20.3

(a)	See Note 8 for details of the current portion of unrealized fair value of derivative liabilities.

11

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

ix.	Accumulated other comprehensive income (loss):

	Long-term Investments	Derivative Contracts	Total
Balance at December 31, 2018	$(75.2)	$(23.3)	$(98.5)
Other comprehensive income before tax	49.3	36.8	86.1
Tax	(0.3)	(7.7)	(8.0)
Balance at December 31, 2019	$(26.2)	$5.8	$(20.4)
Other comprehensive loss before tax	(9.4)	(41.3)	(50.7)
Tax	-	11.7	11.7
Balance at June 30, 2020	$(35.6)	$(23.8)	$(59.4)

Interim Condensed Consolidated Statements of Operations

x.	Other income (expense) – net:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Net (losses) gains on dispositions of other assets	$(0.8)	$0.8	$0.3	$1.6
Foreign exchange gains (losses) - net	9.7	(4.1)	7.4	(2.0)
Net non-hedge derivative (losses) gains	(3.4)	0.7	(4.2)	1.1
Equity in earnings (losses) of joint venture	(0.1)	0.1	(0.1)	0.1
Other	3.8	-	5.2	(0.6)
	$9.2	$(2.5)	$8.6	$0.2

xi.	Finance expense:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Accretion of reclamation and remediation obligations	$(5.7)	$(7.8)	$(11.5)	$(15.5)
Interest expense, including accretion of debt and lease liabilities(a), (b)	(27.1)	(18.3)	(47.0)	(38.1)
	$(32.8)	$(26.1)	$(58.5)	$(53.6)

(a)
During the three and six months ended June 30, 2020, $12.8 million and $21.7 million, respectively (three and six months ended June 30, 2019 - $11.3 million and $20.7 million, respectively) of interest was capitalized to property, plant and equipment. See Note 6iv.

(b)
During the three and six months ended June 30, 2020, accretion of lease liabilities was $0.8 million and $1.5 million (three and six months ended June 30, 2019 - $0.8 million and $1.6 million, respectively).

Total interest paid, including interest capitalized, during the three and six months ended June 30, 2020 was $7.2 million and $55.1 million, respectively (three and six months ended June 30, 2019 - $2.0 million and $50.2 million, respectively).

12

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

7.	REVERSAL OF IMPAIRMENT CHARGE

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Property, plant and equipment	$48.3	$-	$48.3	$-
	$48.3	$-	$48.3	$-

At June 30, 2020, the Company identified the increase in mineral reserves at Lobo-Marte as an indication of impairment reversal and performed an impairment assessment to determine the recoverable amount of the Lobo-Marte cash generating unit (“CGU”). The recoverable amount was determined on a fair value less cost of disposal basis using certain unobservable assumptions and as a result is classified within Level 3 of the fair value hierarchy.

Key assumptions used in determining the recoverable amount included an estimated long-term gold price of $1,400 per ounce and long-term oil price of $55 per barrel. A discount rate of 6.5%, based on a real weighted average cost of capital, adjusted to account for country-specific geopolitical risk and the current stage of development of Lobo-Marte, was applied to present value the net future cash flows, which were based on a recently completed pre-feasibility study mine plan.

The recoverable amount was determined to be greater than the carrying amount, and as such an impairment reversal of $48.3 million was recorded to property, plant and equipment. After giving effect to the impairment reversal, the carrying value of the Lobo-Marte CGU was $179.6 million as at June 30, 2020.

8.	FAIR VALUE MEASUREMENT

(a)	Recurring fair value measurement
Carrying values for financial instruments carried at amortized cost, including cash and cash equivalents, restricted cash, short-term investments, accounts receivable, and accounts payable and accrued liabilities, approximate fair values due to their short-term maturities.
Assets (liabilities) measured at fair value on a recurring basis as at June 30, 2020 include:

	Level 1	Level 2	Level 3	Aggregate Fair Value
Equity investments at FVOCI	$105.2	$-	$-	$105.2
Derivative contracts:
Foreign currency forward and collar contracts	-	(24.4)	-	(24.4)
Energy swap contracts	-	(13.2)	-	(13.2)
Total return swap contracts	-	12.1	-	12.1
	$105.2	$(25.5)	$-	$79.7

The valuation techniques that are used to measure assets and liabilities at fair value on a recurring basis are as follows:
Equity investments at FVOCI
Equity investments at FVOCI include shares in publicly traded companies listed on a stock exchange. The fair value of equity investments at FVOCI is determined based on a market approach reflecting the closing price of each particular security at the consolidated balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore equity investments at FVOCI are classified within Level 1 of the fair value hierarchy.
Derivative contracts
The Company’s derivative contracts are valued using pricing models and the Company generally uses similar models to value similar instruments. Such pricing models require a variety of inputs, including contractual cash flows, quoted market prices, applicable yield curves and credit spreads. The fair value of derivative contracts is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the quoted market rates in effect at the consolidated balance sheet date and therefore derivative contracts are classified within Level 2 of the fair value hierarchy.

13

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

The following table summarizes information about derivative contracts outstanding at June 30, 2020 and December 31, 2019:
	June 30, 2020		December 31, 2019
	Asset / (Liability)	AOCI	Asset / (Liability)	AOCI
	Fair Value		Fair Value
Currency contracts
Foreign currency forward and collar contracts(a)	$(24.4)	$(15.0)	$3.9	$2.6

Commodity contracts
Energy swap contracts(b)	(13.2)	(8.8)	4.0	3.2

Other contracts
Total return swap contracts	12.1	-	(1.3)	-

Total all contracts	$(25.5)	$(23.8)	$6.6	$5.8

Unrealized fair value of derivative assets
Current	$13.6		$7.2
Non-current	5.8		4.5
	$19.4		$11.7
Unrealized fair value of derivative liabilities
Current	$(29.0)		$(4.3)
Non-current	(15.9)		(0.8)
	$(44.9)		$(5.1)
Total net fair value	$(25.5)		$6.6

(a)	Of the total amount recorded in AOCI at June 30, 2020, $(10.4) million will be reclassified out of AOCI within the next 12 months as a result of settling the contracts.
(b)	Of the total amount recorded in AOCI at June 30, 2020, $(6.8) million will be reclassified out of AOCI within the next 12 months as a result of settling the contracts.

(b)	Fair value of financial assets and liabilities not measured and recognized at fair value
Long-term debt is measured at amortized cost. The fair value of long-term debt is primarily measured using market determined variables, and therefore is classified within Level 2 of the fair value hierarchy. See Note 9.

14

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

9.	LONG-TERM DEBT AND CREDIT FACILITIES

			June 30, 2020				December 31, 2019
		Interest Rates	Nominal Amount	Deferred Financing Costs	Carrying Amount(a)	Fair Value(b)	Carrying Amount(a)	Fair Value(b)

Senior notes	(i)	4.50%-6.875%	$1,747.4	$(8.7)	$1,738.7	$1,922.1	$1,737.4	$1,881.9
Revolving credit facility	(ii)	LIBOR plus 1.625%	750.0	-	750.0	750.0	100.0	100.0
Tasiast loan	(iii)	LIBOR plus 4.380%	200.0	(17.1)	182.9	200.0	-	-
Long-term debt and credit facility			$2,697.4	$(25.8)	$2,671.6	$2,872.1	$1,837.4	$1,981.9

(a)	Includes transaction costs on senior notes financings.
(b)	The fair value of senior notes is primarily determined using quoted market determined variables. See Note 8(b).

(i)	Senior notes

The Company’s $1,750.0 million of senior notes consist of $500.0 million principal amount of 5.125% notes due in September 2021, $500.0 million principal amount of 5.950% notes due in 2024, $500.0 million principal amount of 4.50% notes due in 2027 and $250.0 million principal amount of 6.875% notes due in 2041.

(ii)	Corporate revolving credit facility

As at June 30, 2020, the Company had utilized $766.6 million (December 31, 2019 - $119.1 million) of its $1,500.0 million revolving credit facility, of which $16.6 million was used for letters of credit. In February 2020, the Company repaid $100.0 million on the revolving credit facility. The Company drew down $750.0 million on March 20, 2020 as a precautionary measure to protect against economic and business uncertainties caused by the COVID-19 pandemic. The Company repaid $250.0 million of the drawn amount on July 24, 2020.

On July 25, 2019, the Company amended its $1,500.0 million revolving credit facility to extend the maturity date by one year from August 10, 2023 to August 10, 2024.

Loan interest on the revolving credit facility is variable, set at LIBOR plus an interest rate margin, which is dependent on the Company’s credit rating. Based on the Company’s credit rating at June 30, 2020, interest charges and fees are as follows:

Type of credit
Revolving credit facility	LIBOR plus 1.625%
Letters of credit	1.0833-1.625%
Standby fee applicable to unused availability	0.325%

The revolving credit facility’s credit agreement contains various covenants including limits on indebtedness, asset sales and liens. The Company is in compliance with its financial covenant in the credit agreement at June 30, 2020.

(iii)	Tasiast Loan

On December 16, 2019, the Company completed a definitive loan agreement for up to $300.0 million for Tasiast, with a $200.0 million first drawdown received on April 9, 2020.
The asset recourse loan has a term of eight years, maturing in December 2027, a floating interest rate of LIBOR plus a weighted average margin of 4.38% and a standby fee applicable to unused availability of 1.60%, with semi-annual interest payments to be made in June and December for the term of the loan, and first principal repayments due in June 2022.

Scheduled principal repayments

	2020	2021	2022	2023	2024	2025 and thereafter	Total
Tasiast loan	$-	$-	$40.0	$36.0	$32.0	$92.0	$200.0
15

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

As at June 30, 2020, the Company held $25.0 million in a separate bank account as required under the Tasiast loan agreement.  This cash, which is subject to fluctuations over time depending on next scheduled principal and interest payments, is required to remain in the bank account for the duration of the loan and is therefore restricted and is recorded in other long-term assets. See Note 6vi.

(iv)	Other

The maturity date for the Company’s $300.0 million Letter of Credit guarantee facility with Export Development Canada (“EDC”) was extended to June 30, 2022, effective July 1, 2020. As part of the EDC renewal, the facility has been expanded to allow for use for other obligations beyond reclamation liabilities. As at June 30, 2020 letters of credit guaranteed under this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River-Buckhorn. Total fees related to letters of credit under this facility were 0.95% of the utilized amount. As at June 30, 2020, $222.2 million (December 31, 2019 - $227.8 million) was utilized under this facility.
In addition, at June 30, 2020, the Company had $170.9 million (December 31, 2019 - $184.7 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, Ghana and Chile. These have been issued pursuant to arrangements with certain international banks and incur fees of 0.74% of the utilized amount.
As at June 30, 2020, $286.1 million (December 31, 2019 - $276.5 million) of surety bonds were outstanding with respect to Kinross’ operations in the United States. These surety bonds were issued pursuant to arrangements with international insurance companies and incur fees of 0.50% of the utilized amount.

(v)	Changes in liabilities arising from financing activities

	Long-term debt	Lease	Accrued interest
	and credit facilities	liabilities	payable(a)	Total
Balance as at January 1, 2020	$1,837.4	$54.9	$33.3	$1,925.6
Changes from financing cash flows
Debt issued	950.0	-	-	950.0
Debt repayments	(100.0)	-	-	(100.0)
Interest paid	-	-	(29.0)	(29.0)
Payment of lease liabilities	-	(9.5)	-	(9.5)
	2,687.4	45.4	4.3	2,737.1
Other changes
Interest expense and accretion	$-	$-	$45.5	$45.5
Capitalized interest	-	-	21.7	21.7
Capitalized interest paid	-	-	(26.1)	(26.1)
Additions of lease liabilities	-	2.0	-	2.0
Accretion of lease liabilities	-	1.5	-	1.5
Other cash changes	(12.7)	-	(8.9)	(21.6)
Other non-cash changes	(3.1)	(1.9)	(2.4)	(7.4)
	(15.8)	1.6	29.8	15.6
Balance as at June 30, 2020	$2,671.6	$47.0	$34.1	$2,752.7

(a)	Included in Accounts payable and accrued liabilities.

16

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

	Long-term debt	Lease	Accrued interest
	and credit facilities	liabilities(a)	payable(b)	Total
Balance as at January 1, 2019(a)	$1,735.0	$42.9	$33.3	$1,811.2
Changes from financing cash flows
Debt issued	300.0	-	-	300.0
Debt repayments	(200.0)	-	-	(200.0)
Interest paid	-	-	(55.6)	(55.6)
Payment of lease liabilities	-	(14.3)	-	(14.3)
	1,835.0	28.6	(22.3)	1,841.3
Other changes
Interest expense and accretion	$-	$-	$74.0	$74.0
Capitalized interest	-	-	47.4	47.4
Capitalized interest paid	-	-	(45.0)	(45.0)
Additions of lease liabilities	-	22.9	-	22.9
Accretion of lease liabilities	-	2.9	-	2.9
Other cash changes	-	-	(10.0)	(10.0)
Other non-cash changes	2.4	0.5	(10.8)	(7.9)
	2.4	26.3	55.6	84.3
Balance as at December 31, 2019	$1,837.4	$54.9	$33.3	$1,925.6

(a)	Total lease liabilities of $42.9 million were recognized upon the initial application of IFRS 16 as of January 1, 2019.
(b)	Included in Accounts payable and accrued liabilities.

10.	PROVISIONS

	Reclamation and remediation obligations (i)	Other	Total
Balance at January 1, 2020	$866.1	$30.4	$896.5
Additions	-	3.7	3.7
Reductions	(12.5)	(4.1)	(16.6)
Reclamation spending	(21.1)	-	(21.1)
Accretion	11.5	-	11.5
Balance at June 30, 2020	$844.0	$30.0	$874.0

Current portion	51.9	8.7	60.6
Non-current portion	792.1	21.3	813.4
	$844.0	$30.0	$874.0

(i)	Reclamation and remediation obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company’s future obligations. The above table details the items that affect the reclamation and remediation obligations.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at June 30, 2020, letters of credit totaling $383.6 million (December 31, 2019 - $391.9 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's Letter of Credit guarantee facility with EDC, the corporate revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities. As at June 30, 2020, $285.3 million (December 31, 2019 - $275.7 million) of surety bonds were issued with respect to Kinross’ operations in the United States. The surety bonds were issued pursuant to arrangements with international insurance companies.

17

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

11.	COMMON SHARE CAPITAL

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the six months ended June 30, 2020 and year ended December 31, 2019 is as follows:

	Six months ended June 30, 2020		Year ended December 31, 2019
	Number of shares	Amount	Number of shares	Amount
	(000's)		(000's)
Common shares
Balance at January 1,	1,253,766	$14,926.2	1,250,229	$14,913.4
Transfer to contributed surplus on reduction of stated capital(a)	-	(10,473.4)	-	-
Issued under share option and restricted share plans	4,233	19.2	3,537	12.8
Balance at end of period	1,257,999	$4,472.0	1,253,766	$14,926.2

Total common share capital		$4,472.0		$14,926.2

(a)	Effective as of May 6, 2020, the shareholders of the Company approved a resolution to reduce the stated capital account of the common shares, with a resulting addition to contributed surplus.

12.	SHARE-BASED PAYMENTS

i.	Share option plan

The following table summarizes information about the stock options outstanding and exercisable at June 30, 2020:

	Six months ended June 30, 2020
	Number of options (000's)	Weighted average exercise price (CDN$)
Outstanding at January 1, 2020	10,170	$5.16
Granted	-	-
Exercised	(2,248)	4.91
Forfeited	(626)	4.95
Expired	(1,195)	8.03
Outstanding at end of period	6,101	$4.71
Exercisable at end of period	4,312	$4.72

For the six months ended June 30, 2020, the weighted average market share price at the date of exercise was CDN$8.18.

ii.	Restricted share unit plans

(a)   Restricted share units (“RSUs”)

The following table summarizes information about the RSUs outstanding at June 30, 2020:

	Six months ended June 30, 2020
	Number of units (000's)	Weighted average fair value (CDN$/unit)
Outstanding at January 1, 2020	8,512	$4.68
Granted	3,040	7.34
Redeemed	(3,389)	4.75
Forfeited	(590)	4.99
Outstanding at end of period	7,573	$5.69

18

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

As at June 30, 2020, the Company had recognized a liability of $15.7 million (December 31, 2019 - $13.9 million) in respect of its cash-settled RSUs.

(b)   Restricted performance share units (“RPSUs”)

The following table summarizes information about the RPSUs outstanding at June 30, 2020:

	Six months ended June 30, 2020
	Number of units (000's)	Weighted average fair value (CDN$/unit)
Outstanding at January 1, 2020	4,937	$5.16
Granted	1,402	7.81
Redeemed	(1,575)	5.32
Forfeited	(285)	4.90
Outstanding at end of period	4,479	$5.95

iii.	Deferred share unit (“DSU”) plan

The number of DSUs granted by the Company was 110,593 and the weighted average fair value per unit at the date of issue was CDN$9.80 for the six months ended June 30, 2020.

There were 1,330,587 DSUs outstanding, for which the Company had recognized a liability of $9.6 million, as at June 30, 2020 (December 31, 2019 - $7.8 million).

iv.	Employee share purchase plan (“SPP”)

The compensation expense related to the employee SPP for the three and six months ended June 30, 2020 was $0.6 million and $1.2 million, respectively (three and six months ended June 30, 2019 - $0.5 million and $1.1 million, respectively).

13.	EARNINGS PER SHARE

Basic and diluted net earnings attributable to common shareholders of Kinross for the three and six months ended June 30, 2020 was $195.7 million and $318.4 million, respectively (three and six months ended June 30, 2019 - $71.5 million and $136.2 million, respectively).

The following table details the weighted average number of outstanding common shares for the purpose of computing basic and diluted earnings per common share for the following periods:

(Number of common shares in thousands)	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Basic weighted average shares outstanding:	1,257,566	1,252,293	1,256,104	1,251,462
Weighted average shares dilution adjustments:
Stock options	3,379	452	3,013	444
Restricted shares	3,000	3,173	3,018	2,962
Restricted performance shares	4,596	5,234	4,773	5,407
Diluted weighted average shares outstanding	1,268,541	1,261,152	1,266,908	1,260,275

Weighted average shares dilution adjustments - exclusions:(a)
Stock options(b)	-	9,734	332	9,472
Restricted shares	-	-	-	-
Restricted performance shares	-	-	-	-

(a)	These adjustments were excluded as they are anti-dilutive.
(b)
Dilutive stock options were determined using the Company’s average share price for the period. For the three and six months ended June 30, 2020, the average share price used was $6.49 and $5.67, respectively (three and six months ended June 30, 2019 - $3.37 and $3.35, respectively).

19

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

14.	INCOME AND OTHER TAXES

On March 27, 2020, the U.S. CARES Act was signed into law.  Kinross expects to primarily benefit from two significant changes in law included in the U.S CARES Act. First, $33.1 million of federal Alternative Minimum Tax credits that were previously expected to be received after 2020, are now expected to be refunded in 2020. Secondly, the amendment provides new tax loss carry-back opportunities that will create additional federal tax refunds of $73.7 million. The estimated tax refunds as at June 30, 2020 are based on the tax law applicable on that date. The carry-back of the U.S. net operating losses to the taxation years prior to the 2017 U.S. Tax Reform results in the estimated net tax benefit to earnings of $25.4 million as a result of the higher federal corporate tax rates applicable in the carry-back period.

Further guidance on the implementation and application of the CARES Act will be forthcoming in regulations to be issued by the Department of Treasury, IRS guidance, legislation or guidance for the states in which the Company operates, and directions from the Office of Management and Budget. Such legislation, regulations, directions, and additional guidance may require changes to the estimated net benefit recorded and the impact of such changes will be accounted for in the period in which the legislation, regulations, directions, or additional guidance are enacted or released by the relevant authorities.
The Company operates in numerous countries around the world and accordingly is subject to, and pays taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate tax laws of the country. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. Changes in tax law or changes in the way that tax law is interpreted may also impact the Company’s effective tax rate as well as its business and operations.
Kinross’ tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company’s transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction in form or in fact, differently from the interpretation reached by the Company. In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross.

15.	SEGMENTED INFORMATION

Operating segments

The following tables set forth operating results by reportable segment for the following periods:

	Operating segments							Non-operating segments (a)
Three months ended June 30, 2020:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Kupol	Tasiast	Chirano	Corporate and other (b)	Total
Revenue
Metal sales	$97.0	121.9	84.7	240.8	223.7	168.6	68.5	2.0	$1,007.2
Cost of sales
Production cost of sales	66.1	51.6	42.7	83.6	79.3	57.8	46.6	0.8	428.5
Depreciation, depletion and amortization	23.3	10.2	30.2	45.2	31.1	54.8	13.1	2.5	210.4
Reversal of impairment charge	-	-	-	-	-	-	-	(48.3)	(48.3)
Total cost of sales	89.4	61.8	72.9	128.8	110.4	112.6	59.7	(45.0)	590.6
Gross profit	$7.6	60.1	11.8	112.0	113.3	56.0	8.8	47.0	$416.6
Other operating expense	0.8	0.6	0.8	6.2	15.1	17.4	0.5	11.5	52.9
Exploration and business development	1.9	0.5	0.8	-	1.2	0.3	3.1	10.1	17.9
General and administrative	-	-	-	-	-	-	-	24.7	24.7
Operating earnings	$4.9	59.0	10.2	105.8	97.0	38.3	5.2	0.7	$321.1
Other income (expense) - net									9.2
Finance income									1.0
Finance expense									(32.8)
Earnings before tax									$298.5

20

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

	Operating segments							Non-operating segments(a)
Three months ended June 30, 2019:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Kupol	Tasiast	Chirano	Corporate and other(b), (c)	Total
Revenue
Metal sales	$72.7	113.7	41.2	242.8	163.4	123.6	68.1	12.3	$837.8
Cost of sales
Production cost of sales	50.7	57.8	27.0	106.8	70.2	58.9	46.7	8.0	426.1
Depreciation, depletion and amortization	22.6	10.2	12.2	45.2	30.7	32.2	23.8	3.0	179.9
Total cost of sales	73.3	68.0	39.2	152.0	100.9	91.1	70.5	11.0	606.0
Gross profit (loss)	$(0.6)	45.7	2.0	90.8	62.5	32.5	(2.4)	1.3	$231.8
Other operating expense (income)	4.9	-	1.0	2.8	(0.5)	10.0	-	11.3	29.5
Exploration and business development	0.9	1.6	4.2	-	5.9	0.4	2.3	13.1	28.4
General and administrative	-	-	-	-	-	-	-	29.6	29.6
Operating earnings (loss)	$(6.4)	44.1	(3.2)	88.0	57.1	22.1	(4.7)	(52.7)	$144.3
Other income (expense) - net									(2.5)
Finance income									1.9
Finance expense									(26.1)
Loss before tax									$117.6

	Operating segments							Non-operating segments(a)
Six months ended June 30, 2020:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Kupol	Tasiast	Chirano	Corporate and other(b),(c)	Total
Revenue
Metal sales	$177.3	257.6	151.6	432.6	416.4	317.3	130.1	4.1	$1,887.0
Cost of sales
Production cost of sales	130.7	107.7	78.4	171.1	156.2	109.7	94.4	1.6	849.8
Depreciation, depletion and amortization	46.1	22.8	56.9	82.9	65.5	95.1	29.0	5.2	403.5
Reversal of impairment charge	-	-	-	-	-	-	-	(48.3)	(48.3)
Total cost of sales	176.8	130.5	135.3	254.0	221.7	204.8	123.4	(41.5)	1,205.0
Gross profit	$0.5	127.1	16.3	178.6	194.7	112.5	6.7	45.6	$682.0
Other operating expense	1.1	0.6	3.4	7.0	15.3	25.3	0.7	21.4	74.8
Exploration and business development	1.9	0.8	1.3	-	3.3	0.7	4.9	24.1	37.0
General and administrative	-	-	-	-	-	-	-	56.5	56.5
Operating earnings (loss)	$(2.5)	125.7	11.6	171.6	176.1	86.5	1.1	(56.4)	$513.7
Other income (expense) - net									8.6
Finance income									3.0
Finance expense									(58.5)
Earnings before tax									$466.8

	Operating segments							Non-operating segments(a)
Six months ended June 30, 2019:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Kupol	Tasiast	Chirano	Corporate and other(b),(c)	Total
Revenue
Metal sales	$122.2	222.6	97.6	433.5	333.3	253.9	138.7	22.2	$1,624.0
Cost of sales
Production cost of sales	89.5	113.8	56.2	201.7	148.2	124.9	90.7	12.8	837.8
Depreciation, depletion and amortization	40.6	18.1	28.4	81.1	58.1	63.2	49.2	5.3	344.0
Total cost of sales	130.1	131.9	84.6	282.8	206.3	188.1	139.9	18.1	1,181.8
Gross profit (loss)	$(7.9)	90.7	13.0	150.7	127.0	65.8	(1.2)	4.1	$442.2
Other operating expense	11.4	-	1.8	3.8	(0.5)	19.7	-	26.2	62.4
Exploration and business development	1.1	1.6	5.8	-	9.6	0.8	3.5	25.5	47.9
General and administrative	-	-	-	-	-	-	-	72.2	72.2
Operating earnings (loss)	$(20.4)	89.1	5.4	146.9	117.9	45.3	(4.7)	(119.8)	$259.7
Other income (expense) - net									0.2
Finance income									4.0
Finance expense									(53.6)
Earnings before tax									$210.3

	Operating segments							Non-operating segments(a)
	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Kupol	Tasiast	Chirano	Corporate and other(b),(c)	Total
Property, plant and equipment at:
June 30, 2020	$414.5	705.4	680.5	1,727.3	280.1	1,950.4	135.9	794.2	$6,688.3

Total assets at:
June 30, 2020	$650.8	910.7	862.5	2,035.0	958.5	2,433.8	260.3	2,253.1	$10,364.7

Capital expenditures for three months ended June 30, 2020(d)	$37.0	42.5	38.2	56.5	5.9	59.9	6.4	13.1	$259.5

Capital expenditures for six months ended June 30, 2020(d)	$57.8	90.7	77.1	66.4	11.7	152.5	11.8	18.1	$486.1

21

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

	Operating segments							Non-operating segments(a)
	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Kupol	Tasiast	Chirano	Corporate and other(b),(c)	Total
Property, plant and equipment at:
December 31, 2019	$421.1	653.7	685.1	1,748.1	332.8	1,924.8	152.9	421.5	$6,340.0

Total assets at:
December 31, 2019	$633.2	846.8	862.5	2,024.0	1,053.4	2,312.5	255.0	1,088.6	$9,076.0

Capital expenditures for three months ended June 30, 2019(d)	$38.2	63.4	67.6	34.3	8.2	93.0	3.0	4.7	$312.4

Capital expenditures for six months ended June 30, 2019(d)	$67.2	125.8	138.5	46.2	16.1	179.6	5.3	8.1	$586.8

(a)	Non-operating segments include development and pre-development properties.
(b)	Corporate and other includes corporate, shutdown and other non-operating assets (including Maricunga, Kettle River-Buckhorn, La Coipa, Lobo-Marte and Chulbatkan).
(c)
The Company suspended mining and crushing activities at Maricunga in the third quarter of 2016, however there was continued production through 2019 as ounces continued to be recovered from heap leach pads until the fourth quarter of 2019 when all processing activities transitioned to care and maintenance. As such the Maricunga segment was reclassified as non-operating within the Corporate and other segment in 2020. Accordingly, Corporate and other includes metal sales and operating losses of Maricunga of $2.0 million and $(2.8) million and $4.1 million and $(6.0), respectively, for the three and six months ended June 30, 2020 ($12.3 million and $(1.2) million and $22.2 million and $(2.9) million, respectively, for the three and six months ended June 30, 2019) as Maricunga continues to sell its remaining finished metals inventories.

(d)	Segment capital expenditures are presented on an accrual basis. Additions to property, plant and equipment in the interim condensed consolidated statements of cash flows are presented on a cash basis.

16.	COMMITMENTS AND CONTINGENCIES

i.	Commitments

Leases
The Company has a number of lease agreements involving office space, buildings, vehicles and equipment. Many of the leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. Leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis. Total lease liabilities of $47.0 million were recorded as at June 30, 2020.
Purchase commitments
At June 30, 2020, the Company had future commitments of approximately $167.6 million for capital expenditures, which have not been accrued.
ii.	Contingencies

General
Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Other legal matters
The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

Maricunga regulatory proceedings
In May 2015, the Chile environmental enforcement authority (the “SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells. In response, CMM suspended mining and crushing activities and reduced water consumption to minimal

22

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal.
On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above). Hearings on the CDE lawsuits took place in 2016 and 2017, and on November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal is requiring CMM to, among other things, submit a restoration plan to the SMA for approval. CMM has appealed the Valle Ancho ruling to the Supreme Court. The CDE has appealed to the Supreme Court in both cases and is asserting in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. The Supreme Court has the discretion to decide whether it will hear any of the appeals and has determined that it will hear the CDE’s appeal in the Pantanillo case. CMM’s appeal of the Valle Ancho decision to the Supreme Court was initially denied based on alleged abandonment which was premised on an alleged late payment for a transcript. CMM appealed this decision to the Appeals Court of Santiago, which ruled on May 26, 2020, that the appeal had not been abandoned and should be allowed to proceed in the Supreme Court. Prior to the November 23, 2018 rulings, CMM and the CDE were pursuing potential settlement. CMM expects to continue pursuing settlement discussions with the relevant government agencies.
Sunnyside litigation
The Sunnyside Mine is an inactive mine situated in the so-called Bonita Peak Mining District (“District”) near Silverton, Colorado. A subsidiary of Kinross, Sunnyside Gold Corporation ("SGC"), was involved in operations at the mine from 1985 through 1991 and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area. On August 5, 2015, while working in another mine in the District known as the Gold King, the Environmental Protection Agency (the “EPA”) caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River. In the third quarter of 2016, the EPA listed the District, including areas impacted by SGC’s operations and closure activities, on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”). SGC challenged portions of the CERCLA listing in the United States Court of Appeals for District of Columbia Circuit, but SGC’s petition for review was denied, as was its subsequent petition for rehearing. The EPA has notified SGC that SGC is a potentially responsible party under CERCLA and may be jointly and severally liable for cleanup of the District or cleanup costs incurred by the EPA in the District. The EPA may in the future provide similar notification to Kinross, as the EPA contends that Kinross has liability in the District under CERCLA and other statutes. In the second quarter of 2018, the EPA issued to SGC a modified Unilateral Administrative Order for Remedial Investigation (“the Order”). In the second quarter of 2019, pursuant to the original Order, the EPA issued to SGC a Modified Statement of Work, Work Plan and Field Sampling Plan (together with the Order, the “Modified Order”). The Modified Order significantly altered and expanded upon the work set out under the original Order. In the third quarter of 2019, after consulting with external legal counsel, SGC provided notice to the EPA that the Modified Order is legally indefensible, does not address any imminent hazard and SGC does not intend to comply with the Modified Order. On July 26, 2019, the EPA acknowledged receipt of SGC’s notice of its intention not to comply with the Modified Order. The EPA indicated that it would undertake to complete the work ordered under the Modified Order, and has subsequently completed some of such work. While SGC believes that it has good cause not to comply with the Modified Order, failure to comply with the Modified Order may subject SGC to significant penalties, damages and/or potential reimbursement of the cost of remediation work undertaken by the EPA.
In the second quarter of 2016, the State of New Mexico filed a complaint naming the EPA, SGC, Kinross and others alleging violations of CERCLA, the Resource Conservation and Recovery Act (“RCRA”), and the Clean Water Act (“CWA”) and claiming negligence, gross negligence, public nuisance and trespass. New Mexico subsequently dropped the RCRA claim. The New Mexico complaint seeks cost recovery, damages, injunctive relief, and attorney’s fees. In the third quarter of 2016, the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging entitlement to cost recovery under CERCLA for past and future costs incurred, negligence, gross negligence, trespass, and public and private nuisance, and seeking

23

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

reimbursement of past and future costs, compensatory, consequential and punitive damages, injunctive relief and attorneys’ fees. In the third quarter of 2017, the State of Utah filed a complaint, which has been amended to name the EPA, SGC, Kinross and others, alleging negligence, gross negligence, public nuisance, trespass, and violation of the Utah Water Quality Act and the Utah Solid and Hazardous Waste Act. The Utah complaint seeks cost recovery, compensatory, consequential and punitive damages, penalties, disgorgement of profits, declaratory, injunctive and other relief under CERCLA, attorney’s fees, and costs. In the third quarter of 2018, numerous members of the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging negligence, gross negligence and injury, including great spiritual and emotional distress. The complaint of the Navajo members seeks compensatory and consequential damages, interest, punitive damages, attorneys’ fees and expenses. The New Mexico, Navajo Nation, Utah and Navajo member cases have been centralized for coordinated or consolidated pretrial proceedings in the United States District Court for the District of New Mexico. In the third quarter of 2019 (i) the EPA filed a cross claim against SGC and Kinross seeking contribution, including contribution under CERCLA, for any damages awarded to New Mexico, the Navajo Nation, or Utah as well as cost-recovery for the EPA’s response costs and remedial expenses incurred by the EPA in the District pursuant to CERCLA or other laws; (ii) Environmental Restoration, LLC, an EPA contractor, filed a cross claim against SGC seeking contribution under CERCLA and attorneys’ fees and expenses; and (iii) SGC filed a cross claim against the United States and certain contractors of the United States seeking contribution and equitable indemnity and making a due process claim against the United States. In the first quarter of 2020, the Court granted the United States judgment on SGC’s due process cross claim and dismissed it.

17.	CONSOLIDATING FINANCIAL STATEMENTS

The obligations of the Company under the senior notes are guaranteed by the following 100% owned subsidiaries of the Company (the “guarantor subsidiaries”): Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., KG Mining (Round Mountain) Inc., KG Mining (Bald Mountain) Inc., Red Back Mining (Ghana) Limited, White Ice Ventures Limited and KG Far East (Luxembourg) Sarl. All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional; subject to certain customary release provisions contained in the indenture governing the senior notes.

During the three months ended June 30, 2020, a change was made to the guarantor subsidiaries such that Red Back Mining B.V. is no longer a guarantor.

The following tables contain separate financial information related to the guarantor subsidiaries as set out in the consolidating balance sheets as at June 30, 2020 and December 31, 2019 and the consolidating statements of operations, comprehensive income (loss) and cash flows for the six months ended June 30, 2020 and 2019. For purposes of this information, the financial statements of Kinross Gold Corporation and of the guarantor subsidiaries reflect investments in subsidiary companies on an equity accounting basis.  As a result of the change in the guarantor subsidiaries noted above, the consolidating balance sheet, consolidating statement of operations, comprehensive income (loss) and cash flows for the comparative periods have been recast.

24

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating balance sheet as at June 30, 2020

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$756.5	$193.6	$-	$950.1	$577.0	$-	$1,527.1
Restricted cash	-	5.4	-	5.4	7.9	-	13.3
Accounts receivable and other assets	20.2	28.3	-	48.5	85.6	-	134.1
Intercompany receivables	636.8	1,439.4	(295.7)	1,780.5	4,266.1	(6,046.6)	-
Current income tax recoverable	-	1.0	-	1.0	165.1	-	166.1
Inventories	2.9	511.3	-	514.2	470.8	-	985.0
	1,416.4	2,179.0	(295.7)	3,299.7	5,572.5	(6,046.6)	$2,825.6
Non-current assets
Property, plant and equipment	76.7	3,529.0	-	3,605.7	3,082.6	-	6,688.3
Goodwill	-	158.8	-	158.8	-	-	158.8
Long-term investments	101.1	-	-	101.1	4.1	-	105.2
Investment in joint venture	-	-	-	-	18.3	-	18.3
Intercompany investments	4,663.3	2,495.6	(6,405.1)	753.8	18,127.5	(18,881.3)	-
Other long-term assets	17.5	190.9	-	208.4	360.1	-	568.5
Long-term intercompany receivables	3,202.0	78.5	(1.3)	3,279.2	5,145.2	(8,424.4)	-
Deferred tax assets	-	-	-	-	-	-	-
Total assets	$9,477.0	$8,631.8	$(6,702.1)	$11,406.7	$32,310.3	$(33,352.3)	$10,364.7

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$84.1	$179.5	$-	$263.6	$188.2	$-	$451.8
Intercompany payables	116.4	894.6	(295.7)	715.3	5,331.3	(6,046.6)	-
Current income tax payable	-	51.1	-	51.1	2.5	-	53.6
Current portion of provisions	-	28.9	-	28.9	31.7	-	60.6
Other current liabilities	7.2	23.1	-	30.3	13.1	-	43.4
Deferred payment obligation	-	-	-	-	141.5	-	141.5
	207.7	1,177.2	(295.7)	1,089.2	5,708.3	(6,046.6)	750.9
Non-current liabilities
Long-term debt and credit facilities	2,488.7	-	-	2,488.7	182.9	-	2,671.6
Provisions	11.2	424.2	-	435.4	378.0	-	813.4
Long-term lease liabilities	16.9	9.9	-	26.8	5.8	-	32.6
Unrealized fair value of derivative liabilities	2.8	10.2	-	13.0	2.9	-	15.9
Other long-term liabilities	-	34.2	-	34.2	55.0	-	89.2
Long-term intercompany payables	1,143.8	276.7	(1.3)	1,419.2	7,005.2	(8,424.4)	-
Deferred tax liabilities	-	294.3	-	294.3	75.9	-	370.2
Total liabilities	3,871.1	2,226.7	(297.0)	5,800.8	13,414.0	(14,471.0)	4,743.8

Equity
Common shareholders' equity
Common share capital	$4,472.0	$1,786.7	$(1,786.7)	$4,472.0	$19,556.1	$(19,556.1)	$4,472.0
Contributed surplus	10,704.3	2,187.6	(2,187.6)	10,704.3	7,883.6	(7,883.6)	10,704.3
Accumulated deficit	(9,511.0)	2,465.2	(2,465.2)	(9,511.0)	(8,501.2)	8,501.2	(9,511.0)
Accumulated other comprehensive income (loss)	(59.4)	(34.4)	34.4	(59.4)	(57.2)	57.2	(59.4)
Total common shareholders' equity	5,605.9	6,405.1	(6,405.1)	5,605.9	18,881.3	(18,881.3)	5,605.9
Non-controlling interest	-	-	-	-	15.0	-	15.0
Total equity	5,605.9	6,405.1	(6,405.1)	5,605.9	18,896.3	(18,881.3)	5,620.9

Total liabilities and equity	$9,477.0	$8,631.8	$(6,702.1)	$11,406.7	$32,310.3	$(33,352.3)	$10,364.7

25

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating balance sheet as at December 31, 2019

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$124.9	$118.1	$-	$243.0	$332.1	$-	$575.1
Restricted cash	-	6.6	-	6.6	8.6	-	15.2
Accounts receivable and other assets	10.6	57.6	-	68.2	69.2	-	137.4
Intercompany receivables	601.5	1,217.6	(280.7)	1,538.4	4,420.0	(5,958.4)	-
Current income tax recoverable	-	0.7	-	0.7	42.5	-	43.2
Inventories	3.4	507.1	-	510.5	543.3	-	1,053.8
	740.4	1,907.7	(280.7)	2,367.4	5,415.7	(5,958.4)	$1,824.7
Non-current assets
Property, plant and equipment	77.8	3,497.3	-	3,575.1	2,764.9	-	6,340.0
Goodwill	-	158.8	-	158.8	-	-	158.8
Long-term investments	116.5	-	-	116.5	9.7	-	126.2
Investment in joint venture	-	-	-	-	18.4	-	18.4
Intercompany investments	4,354.0	2,206.8	(5,994.5)	566.3	17,765.7	(18,332.0)	-
Other long-term assets	17.2	166.5	-	183.7	389.0	-	572.7
Long-term intercompany receivables	3,215.1	234.8	(1.1)	3,448.8	5,230.2	(8,679.0)	-
Deferred tax assets	-	-	-	-	35.2	-	35.2
Total assets	$8,521.0	$8,171.9	$(6,276.3)	$10,416.6	$31,628.8	$(32,969.4)	$9,076.0

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$89.1	$208.6	$-	$297.7	$171.6	$-	$469.3
Intercompany payables	123.0	821.1	(280.7)	663.4	5,295.0	(5,958.4)	-
Current income tax payable	-	65.4	-	65.4	2.6	-	68.0
Current portion of provisions	-	25.7	-	25.7	32.2	-	57.9
Other current liabilities	2.6	10.8	-	13.4	6.9	-	20.3
Deferred payment obligation	-	-	-	-	-	-	-
	214.7	1,131.6	(280.7)	1,065.6	5,508.3	(5,958.4)	615.5
Non-current liabilities
Long-term debt and credit facilities	1,837.4	-	-	1,837.4	-	-	1,837.4
Provisions	11.4	448.4	-	459.8	378.8	-	838.6
Long-term lease liabilities	18.4	11.5	-	29.9	9.0	-	38.9
Unrealized fair value of derivative liabilities	0.3	-	-	0.3	0.5	-	0.8
Other long-term liabilities	-	45.0	-	45.0	62.7	-	107.7
Long-term intercompany payables	1,120.3	276.3	(1.1)	1,395.5	7,283.5	(8,679.0)	-
Deferred tax liabilities	-	264.6	-	264.6	39.9	-	304.5
Total liabilities	3,202.5	2,177.4	(281.8)	5,098.1	13,282.7	(14,637.4)	3,743.4

Equity
Common shareholders' equity
Common share capital	$14,926.2	$1,786.6	$(1,786.6)	$14,926.2	$19,285.5	$(19,285.5)	$14,926.2
Contributed surplus	242.1	2,187.6	(2,187.6)	242.1	7,844.4	(7,844.4)	242.1
Accumulated deficit	(9,829.4)	2,039.8	(2,039.8)	(9,829.4)	(8,744.0)	8,744.0	(9,829.4)
Accumulated other comprehensive income (loss)	(20.4)	(19.5)	19.5	(20.4)	(53.9)	53.9	(20.4)
Total common shareholders' equity	5,318.5	5,994.5	(5,994.5)	5,318.5	18,332.0	(18,332.0)	5,318.5
Non-controlling interest	-	-	-	-	14.1	-	14.1
Total equity	5,318.5	5,994.5	(5,994.5)	5,318.5	18,346.1	(18,332.0)	5,332.6

Total liabilities and equity	$8,521.0	$8,171.9	$(6,276.3)	$10,416.6	$31,628.8	$(32,969.4)	$9,076.0

26

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating statement of operations for the six months ended June 30, 2020

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Revenue
Metal sales	$995.6	$996.8	$(969.2)	$1,023.2	$863.8	$-	$1,887.0

Cost of sales
Production cost of sales	976.8	486.6	(969.4)	494.0	355.8	-	849.8
Depreciation, depletion and amortization	2.5	208.7	0.2	211.4	192.1	-	403.5
Reversal of impairment charge	-	-	-	-	(48.3)	-	(48.3)
Total cost of sales	979.3	695.3	(969.2)	705.4	499.6	-	1,205.0
Gross profit	16.3	301.5	-	317.8	364.2	-	682.0
Other operating expense	4.2	12.2	-	16.4	58.4	-	74.8
Exploration and business development	12.9	4.0	-	16.9	20.1	-	37.0
General and administrative	33.5	1.6	-	35.1	21.4	-	56.5
Operating earnings (loss)	(34.3)	283.7	-	249.4	264.3	-	513.7
Other income (expense) - net	18.9	11.6	-	30.5	22.1	(44.0)	8.6
Equity in earnings (losses) of joint ventures and intercompany investments	334.0	219.9	(389.3)	164.6	-	(164.6)	-
Finance income	41.6	2.3	(0.2)	43.7	82.0	(122.7)	3.0
Finance expense	(40.6)	(16.5)	0.2	(56.9)	(124.3)	122.7	(58.5)
Earnings (loss) before tax	319.6	501.0	(389.3)	431.3	244.1	(208.6)	466.8
Income tax expense - net	(1.2)	(111.7)	-	(112.9)	(34.6)	-	(147.5)
Net earnings (loss)	$318.4	$389.3	$(389.3)	$318.4	$209.5	$(208.6)	$319.3
Net earnings (loss) attributable to:
Non-controlling interest	$-	$-	$-	$-	$0.9	$-	$0.9
Common shareholders	$318.4	$389.3	$(389.3)	$318.4	$208.6	$(208.6)	$318.4

27

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating statement of operations for the six months ended June 30, 2019

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Revenue
Metal sales	$854.9	$856.9	$(816.9)	$894.9	$729.1	$-	$1,624.0

Cost of sales
Production cost of sales	838.8	459.9	(816.9)	481.8	356.0	-	837.8
Depreciation, depletion and amortization	1.7	168.3	-	170.0	174.0	-	344.0
Total cost of sales	840.5	628.2	(816.9)	651.8	530.0	-	1,181.8
Gross profit	14.4	228.7	-	243.1	199.1	-	442.2
Other operating expense	9.5	17.0	-	26.5	35.9	-	62.4
Exploration and business development	13.6	8.5	-	22.1	25.8	-	47.9
General and administrative	48.0	1.9	-	49.9	22.3	-	72.2
Operating earnings (loss)	(56.7)	201.3	-	144.6	115.1	-	259.7
Other income (expense) - net	12.9	(1.1)	-	11.8	23.4	(35.0)	0.2
Equity in earnings (losses) of joint ventures and intercompany investments	173.4	87.6	(222.3)	38.7	-	(38.7)	-
Finance income	41.5	7.3	(0.2)	48.6	66.3	(110.9)	4.0
Finance expense	(34.9)	(24.6)	0.2	(59.3)	(105.2)	110.9	(53.6)
Earnings (loss) before tax	136.2	270.5	(222.3)	184.4	99.6	(73.7)	210.3
Income tax expense - net	-	(48.2)	-	(48.2)	(26.4)	-	(74.6)
Net earnings (loss)	$136.2	$222.3	$(222.3)	$136.2	$73.2	$(73.7)	$135.7
Net earnings (loss) attributable to:
Non-controlling interest	$-	$-	$-	$-	$(0.5)	$-	$(0.5)
Common shareholders	$136.2	$222.3	$(222.3)	$136.2	$73.7	$(73.7)	$136.2

28

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating statement of comprehensive income (loss) for the six months ended June 30, 2020

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated

Net earnings (loss)	$318.4	$389.3	$(389.3)	$318.4	$209.5	$(208.6)	$319.3

Other comprehensive income (loss), net of tax:
Items that will not be reclassified to profit or loss:
Equity investments at fair value through other comprehensive income ("FVOCI") - net change in fair value (a)	(11.5)	-	-	(11.5)	2.1	-	(9.4)
Items that are or may be reclassified to profit or loss in subsequent periods:
Cash flow hedges - effective portion of changes in fair value (b)	(11.4)	(31.5)	-	(42.9)	-	-	(42.9)
Cash flow hedges - reclassified out of accumulated other comprehensive income ("AOCI") (c)	4.2	9.1	-	13.3	-	-	13.3
	(18.7)	(22.4)	-	(41.1)	2.1	-	(39.0)
Equity in other comprehensive income (loss) of intercompany investments	(20.3)	-	22.4	2.1	-	(2.1)	-
Total comprehensive income (loss)	$279.4	$366.9	$(366.9)	$279.4	$211.6	$(210.7)	$280.3

Attributable to non-controlling interest	$-	$-	$-	$-	$0.9	$-	$0.9
Attributable to common shareholders	$279.4	$366.9	$(366.9)	$279.4	$210.7	$(210.7)	$279.4

(a) Net of tax of	$-	$-	$-	$-	$-	$-	$-
(b) Net of tax of	$(1.2)	$(14.4)	$-	$(15.6)	$-	$-	$(15.6)
(c) Net of tax of	$-	$3.9	$-	$3.9	$-	$-	$3.9

29

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating statement of comprehensive income (loss) for the six months ended June 30, 2019

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated

Net earnings (loss)	$136.2	$222.3	$(222.3)	$136.2	$73.2	$(73.7)	$135.7

Other comprehensive income (loss), net of tax:
Items that will not be reclassified to profit or loss:
Equity investments at fair value through other comprehensive income ("FVOCI") - net change in fair value (a)	30.0	-	-	30.0	(1.4)	-	28.6
Items that are or may be reclassified to profit or loss in subsequent periods:
Cash flow hedges - effective portion of changes in fair value (b)	10.7	10.8	-	21.5	-	-	21.5
Cash flow hedges - reclassified out of accumulated other comprehensive income ("AOCI") (c)	(0.1)	2.5	-	2.4	-	-	2.4
	40.6	13.3	-	53.9	(1.4)	-	52.5
Equity in other comprehensive income (loss) of intercompany investments	11.9	-	(13.3)	(1.4)	-	1.4	-
Total comprehensive income (loss)	$188.7	$235.6	$(235.6)	$188.7	$71.8	$(72.3)	$188.2

Attributable to non-controlling interest	$-	$-	$-	$-	$(0.5)	$-	$(0.5)
Attributable to common shareholders	$188.7	$235.6	$(235.6)	$188.7	$72.3	$(72.3)	$188.7

(a) Net of tax of	$-	$-	$-	$-	$-	$-	$-
(b) Net of tax of	$0.1	$4.2	$-	$4.3	$-	$-	$4.3
(c) Net of tax of	$-	$1.6	$-	$1.6	$-	$-	$1.6

30

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating statement of cash flows for the six months ended June 30, 2020

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$318.4	$389.3	$(389.3)	$318.4	$209.5	$(208.6)	$319.3
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	2.5	208.7	0.2	211.4	192.1	-	403.5
Reversal of impairment charge	-	-	-	-	(48.3)	-	(48.3)
Equity in (earnings) losses of joint ventures and intercompany investments	(334.0)	(219.9)	389.3	(164.6)	-	164.6	-
Share-based compensation expense	7.3	-	-	7.3	-	-	7.3
Finance expense	40.6	16.5	(0.2)	56.9	124.3	(122.7)	58.5
Deferred tax expense (recovery)	1.2	38.6	-	39.8	72.7	-	112.5
Foreign exchange (gains) losses and other	(14.4)	(8.7)	-	(23.1)	5.8	-	(17.3)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(0.4)	13.6	-	13.2	(140.9)	-	(127.7)
Inventories	0.6	(20.4)	(0.2)	(20.0)	59.3	-	39.3
Accounts payable and accrued liabilities	(14.9)	31.2	-	16.3	95.9	-	112.2
Cash flow provided from (used in) operating activities	6.9	448.9	(0.2)	455.6	570.4	(166.7)	859.3
Income taxes (paid) recovered	-	(61.8)	-	(61.8)	(65.1)	-	(126.9)
Net cash flow provided from (used in) operating activities	6.9	387.1	(0.2)	393.8	505.3	(166.7)	732.4
Investing:
Additions to property, plant and equipment	(1.2)	(256.3)	-	(257.5)	(148.2)	-	(405.7)
Interest paid capitalized to property, plant and equipment	(0.1)	(14.5)	-	(14.6)	(11.5)	-	(26.1)
Acquisitions	1.3	-	-	1.3	(129.6)	-	(128.3)
Net proceeds from the sale of (additions to) long-term investments and other assets	3.6	(8.6)	-	(5.0)	1.7	-	(3.3)
Net proceeds from the sale of property, plant and equipment	-	(0.2)	-	(0.2)	2.4	-	2.2
Increase in restricted cash - net	-	1.3	-	1.3	(24.4)	-	(23.1)
Interest received and other - net	0.4	0.3	-	0.7	1.0	-	1.7
Net cash flow provided from (used in) investing activities	4.0	(278.0)	-	(274.0)	(308.6)	-	(582.6)
Financing:
Proceeds from drawdown of debt	750.0	-	-	750.0	200.0	-	950.0
Repayment of debt	(100.0)	-	-	(100.0)	-	-	(100.0)
Interest paid	(29.0)	-	-	(29.0)	-	-	(29.0)
Payment of lease liabilities	(1.0)	(4.1)	-	(5.1)	(4.4)	-	(9.5)
Dividends received from (paid to) common shareholders and subsidiaries	3.5	(31.0)	-	(27.5)	(16.5)	44.0	-
Intercompany advances	(10.9)	1.5	0.2	(9.2)	(113.5)	122.7	-
Other - net	8.1	-	-	8.1	(12.7)	-	(4.6)
Net cash flow provided from (used in) financing activities	620.7	(33.6)	0.2	587.3	52.9	166.7	806.9
Effect of exchange rate changes on cash and cash equivalents	-	-	-	-	(4.7)	-	(4.7)
Increase (decrease) in cash and cash equivalents	631.6	75.5	-	707.1	244.9	-	952.0
Cash and cash equivalents, beginning of period	124.9	118.1	-	243.0	332.1	-	575.1
Cash and cash equivalents, end of period	$756.5	$193.6	$-	$950.1	$577.0	$-	$1,527.1

31

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating statement of cash flows for the six months ended June 30, 2019

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$136.2	$222.3	$(222.3)	$136.2	$73.2	$(73.7)	$135.7
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	1.7	168.3	-	170.0	174.0	-	344.0
Reversal of impairment charge	-	-	-	-	-	-	-
Equity in (earnings) losses of joint ventures and intercompany investments	(173.4)	(87.6)	222.3	(38.7)	-	38.7	-
Share-based compensation expense	7.6	-	-	7.6	-	-	7.6
Finance expense	34.9	24.6	(0.2)	59.3	105.2	(110.9)	53.6
Deferred tax expense (recovery)	-	(21.0)	-	(21.0)	(10.4)	-	(31.4)
Foreign exchange (gains) losses and other	0.6	1.8	-	2.4	6.6	-	9.0
Changes in operating assets and liabilities:
Accounts receivable and other assets	(3.0)	6.1	-	3.1	(28.8)	-	(25.7)
Inventories	0.4	(13.5)	-	(13.1)	63.1	-	50.0
Accounts payable and accrued liabilities	(5.7)	45.9	-	40.2	2.2	-	42.4
Cash flow provided from (used in) operating activities	(0.7)	346.9	(0.2)	346.0	385.1	(145.9)	585.2
Income taxes (paid) recovered	-	(28.0)	-	(28.0)	27.4	-	(0.6)
Net cash flow provided from (used in) operating activities	(0.7)	318.9	(0.2)	318.0	412.5	(145.9)	584.6
Investing:
Additions to property, plant and equipment	(25.6)	(331.8)	-	(374.0)	(162.3)	-	(519.7)
Interest paid capitalized to property, plant and equipment	(0.2)	(16.4)	-	-	(5.2)	-	(21.8)
Acquisitions	-	-	-	-	(30.0)	-	(30.0)
Net proceeds from the sale of (additions to) long-term investments and other assets	2.1	(6.1)	-	(4.0)	(8.3)	-	(12.3)
Net proceeds from the sale of property, plant and equipment	-	0.3	-	0.3	1.8	-	2.1
Increase in restricted cash - net	-	(0.8)	-	(0.8)	-	-	(0.8)
Interest received and other - net	0.2	1.0	-	1.2	0.9	-	2.1
Net cash flow provided from (used in) investing activities	(23.5)	(353.8)	-	(377.3)	(203.1)	-	(580.4)
Financing:
Proceeds from drawdown of debt	260.0	-	-	260.0	-	-	260.0
Repayment of debt	(105.0)	-	-	(105.0)	-	-	(105.0)
Interest paid	(28.4)	-	-	(28.4)	-	-	(28.4)
Payment of lease liabilities	(1.0)	(4.4)	-	(5.4)	(1.8)	-	(7.2)
Dividends received from (paid to) common shareholders and subsidiaries	-	-	-	-	(35.0)	35.0	-
Intercompany advances	(113.0)	66.4	0.2	(46.4)	(64.5)	110.9	-
Other - net	0.9	-	-	0.9	(1.1)	-	(0.2)
Net cash flow provided from (used in) financing activities	13.5	62.0	0.2	75.7	(102.4)	145.9	119.2
Effect of exchange rate changes on cash and cash equivalents	-	-	-	-	3.0	-	3.0
Increase (decrease) in cash and cash equivalents	(10.7)	27.1	-	16.4	110.0	-	126.4
Cash and cash equivalents, beginning of period	29.7	89.2	-	118.9	230.1	-	349.0
Cash and cash equivalents, end of period	$19.0	$116.3	$-	$135.3	$340.1	$-	$475.4

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